5/1/02

[redacted]

02036514

UNITED STATES
[redacted]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

NORTHERN CROWN MINES LTD.
(Translation of registrant's name into English)

#1407 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Crown Mines Ltd.
(Registrant)

Date: May 16, 2002

By ____________________
Jeannine Webb, Chief Financial Officer and Corporate Secretary

*Print the name and title under the signature of the signing officer.

FORM 20-F

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 *OR*

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *OR*

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-28874

NORTHERN CROWN MINES LTD.
(Exact name of Registrant as specified in its charter)

NORTHERN CROWN MINES LTD.
(Translation of Registrant's name into English)

PROVINCE OF BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

#1407 - 675 West Hastings Street
Vancouver, British Columbia V6B 1N2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by this registration statement:

Common Shares without par value. As at December 31, 2001 and April 30, 2002, the Registrant had authorized 250,000,000 shares, of which 3,919,420 shares were outstanding. At December 31, 2001, 125,000 (April 30, 2002 – 110,000 shares) shares were reserved for issuance on exercise of options, 7,570 shares (April 30, 2002 – 7,570 shares) on exercise of warrants were reserved in connection with amended property option agreements, and 390,000 shares (April 30, 2002 – 390,000 shares) on exercise of warrants were reserved in connection with a funding and participation agreement.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X__No____.

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17_X__ Item 18 ___

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ____ No _____ N/A

Copies of communications to:

Jeffrey T.K. Fraser, Esq.
Page Fraser & Associates
1700 - 1185 West Georgia Street
Vancouver, B.C. V6E 4E6 CANADA
(604) 689-9356 Telephone
(604) 689-7030 Facsimile

and to

Margaret Graf, Esq.
Crosby, Heafey, Roach & May
1901 Avenue of the Stars, Suite 700
Los Angeles, CA 90067
(310) 734-5200 Telephone
(610) 734-5299 Facsimile

NORTHERN CROWN MINES LTD.
TABLE OF CONTENTS

PART I

Northern Crown Mines Ltd. ("Northern Crown" or the "Registrant") has one wholly owned subsidiary, Minera Reina Isabel, S.A. de C.V. ("Minera Reina Isabel"), and one 90% owned subsidiary, Minera Tatemas, S.A. de C.V. ("Minera Tatemas"), both corporations formed under the laws of Mexico. During 1999, the Company sold all of its shareholdings of its 100% owned Mexican subsidiary, Minera Sierra Pacifico, S.A. de C.V. ("Minera Sierra") to an arm's length purchaser. For the purposes of this document, Northern Crown is sometimes referred to herein as the "Registrant" and the Registrant, Minera Reina Isabel, and Minera Tatemas are sometimes referred to together herein as the "Company".

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A) DIRECTORS AND SENIOR MANAGEMENT

John S. Brock	President Chief Executive Officer Director	West Vancouver, British Columbia, Canada
R.E. Gordon Davis, P. Eng.	Director Audit Committee Member	Vancouver, British Columbia, Canada
Lawrence Page, LL.B., Q.C.	Director Audit Committee Member	West Vancouver, British Columbia, Canada
Wayne J. Roberts, P. Geo.	Director Vice-President, Exploration	Coquitlam, British Columbia, Canada
Robert E. Swenarchuk	Director Audit Committee Member	North Vancouver, British Columbia, Canada
Jeannine P. M. Webb, CGA	Chief Financial Officer Corporate Secretary	Burnaby, British Columbia Canada

Advisors

Principal Bankers of the Company:

Canadian Imperial Bank of Commerce	400 Burrard Street Vancouver, British Columbia Canada V6C 3A6

Legal Counsel of the Company:

Canada	Page Fraser & Associates	1700 – 1185 West Georgia Street Vancouver, British Columbia Canada V6E 4E6
US	Crosby, Heafey, Roach & May	1901 Avenue of the Stars, Suite 700 Los Angeles, CA 90067
Mexico	Garcia Jimenez y Asociados	San Francisco No. 656-601 Col Del Valle Mexico, DF, Mexico 03100

B) AUDITORS

Since 1991, the Auditors of the Company have been PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) located at 4th Floor, 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1L3

ITEM II OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide information under this item.

ITEM III KEY INFORMATION

A) SELECTED FINANCIAL DATA

Set forth below is certain selected financial data of the Company for the fiscal years ended December 31, 2001, 2000, 1999, 1998 and 1997. The selected financial data for the fiscal years ended December 31, 2001, 2000 and 1999, was derived from the financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this Registration Statement - see "Item XVII Financial Statements".

Unless otherwise indicated, all references to dollars herein are to Canadian dollars. As at December 31, 2001, one United States dollar was equal to 1.57746842 Canadian dollar and that value is used in calculations herein, unless otherwise indicated.

Unless otherwise indicated, all references to share capital herein are on a post-consolidated basis. On December 5, 2001, the Registrant consolidated its capital on a ten (10) old shares for one (1) new share basis.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA[1]
(Stated in Canadian Dollars)
Presented in Accordance with
Canadian Generally Accepted Accounting Principles Unless Otherwise Stated

FISCAL YEARS ENDED

	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 1998	Dec. 31, 1997
Income (Loss) for the Year	($388,599)	($2,692,574)	($9,745,331)	($402,597)	($807,017)
Income (Loss) for the Year – US GAAP	($388,599)	($1,682,528)	($2,174,332)	($679,004)	($5,244,164)
Earnings (Loss) per common share [2]	($0.11)	($0.79)	($4.27)	($0.20)	($0.50)
Earnings (Loss) per common share – US GAAP [2]	($0.11)	($0.50)	($0.96)	($0.40)	($3.00)
Earnings (Loss) per common share –diluted [3]	-	-	-	-	-
Weighted Avg. No. shares (net of					

escrowed) [4]	3,531,045	3,393,498	2,280,897	1,826,314	1,739,714
Working Capital (deficiency)	$50,888	($533,198)	($852,003)	($1,011,945)	($316,575)
Resource Assets	$0	$856,723	$3,180,383	$12,549,100	$12,194,326
Resource Assets – US GAAP	$0	$856,723	$2,170,337	$3,250,317	$3,171,950
Write-off of Deferred Exploration Expenses/Resource Properties	($68,336)	($2,389,745)	($8,986,685)	($1,371)	($71,655)
Long-Term Debt	$0	$0	$0	$0	$0
Dividends per common share	$0	$0	$0	$0	$0
Shareholders Equity	$53,124	$326,657	$2,375,256	$11,571,087	$11,916,384
Shareholders Equity – US GAAP	$53,124	$326,657	$1,365,210	$2,272,304	$2,894,008
Total Assets	$265,271	$912,732	$3,417,024	$12,593,094	$12,351,668

(1) The financial information set forth in this table includes the accounts of Northern Crown and its subsidiaries, Minera Reina Isabel and Minera Tatemas, on a consolidated basis. For additional information concerning the Company, see "Item XVII Financial Statements" below.
(2) After taking into effect the consolidation of the capital of the Registrant on December 5, 2001 on a ten (10) old shares for one (1) new share basis.
(3) Diluted losses per share have not been disclosed as the exercise of options and warrants would be anti-dilutive.
(4) The Registrant has no shares held in escrow.

The following table sets out the high and low exchange rates of CDN$ for 1 US$ for each month during the previous six months:

	April, 2002	March, 2002	February, 2002	January, 2002	December, 2001	November, 2001
High for the period	1.5843	1.5899	1.5986	1.6033	1.5806	1.5955
Low for the period	1.5792	1.5838	1.5931	1.5967	1.5745	1.5898

B) CAPITALIZATION AND INDEBTEDNESS

Northern Crown is authorized to issue 250,000,000 Common Shares without par value (the "Common Shares"), of which 3,919,420 shares were issued and outstanding as of December 31, 2001. The Registrant's Common Shares are listed on the TSX Venture Exchange ("TSX") (formerly the Canadian Venture Exchange) and trade on the facilities of the TSX under the symbol "CXP."

On December 5, 2001, the Registrant consolidated its capital on a ten (10) old shares for one (1) new share basis, changed its trading symbol from "NCW" to "CXP", and received a new CSIP number (664903 50 7).

At April 30, 2002, the Registrant had 3,919,420 Common Shares outstanding, outstanding options expiring on various dates through October 2, 2002, entitling the holders to purchase up to 110,000 Common Shares at prices ranging from $1.00 to $3.00 per share, warrants, in connection with property option agreements providing for the issuance of 7,570 Common Shares on the exercise of warrants (see "Item VI Information on the Company, Description of the Property) and warrants, in connection with a funding and participation agreement providing for the issuance of 390,000 Common Shares on the exercise of warrants (see "Item VI Information on the Company, Description of the Property).

The Company had received advances from a related party controlled by Directors of the Registrant. The advances were subject to interest at 8% per annum, and were due upon demand. During 2001, the Company repaid the balance of principal and interest to the related party, and at December 31, 2001 owed $nil for funds advanced and interest charged.

C) REASON FOR THE OFFER AND USE OF PROCEEDS

This Form 20F is being filed as a annual report under the Exchange Act and, as such, there is no requirement to provide information under this item.

D) RISK FACTORS

The Company is in the business of mineral exploration, which business is affected by competitive conditions. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of grade of ore mined, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of goods and services and environmental regulations. Depending on the price of minerals produced, the Company may determine it is neither profitable or competitive to commence or continue commercial production.

Prior to December 31, 2001, the Company's interests were held in Mexico. Title to mineral properties involves certain risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequency of ambiguous conveyancing history of certain mineral properties.

The Company provides for potential liabilities related to environmental protection and rehabilitation costs by posting the necessary security deposits pursuant to the agreements related to mineral properties held in Mexico or elsewhere. In the event they are required, these security deposits would be used for site restoration costs as required due to environmental law or contracts.

The Company has limited financial resources and there is no assurance that additional funding will be available to the Company. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in its properties. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a part and the Company may consequently have its interest in the properties subject to such agreements reduced.

The Company is dependent upon a number of key directors and employees: John S. Brock, President, Chief Executive Officer and a Director, and Wayne J. Roberts, Vice-President, Exploration and a Director. The loss of any one of the named individuals could have an adverse effect on the Company.

The Company does not maintain key person insurance on any of its management.

ITEM IV INFORMATION ON THE COMPANY

A) HISTORY AND DEVELOPMENT OF THE COMPANY

Northern Crown is a British Columbia corporation incorporated as Progressive Minerals Ltd. on February 24, 1987 by registration of its British Columbia Company Act Memorandum and Articles. On February 10, 1989, the name was changed to Northern Crown Mines Ltd.

Northern Crown's head office and principal place of business is located at #1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2 (telephone: (604) 687-4951; facsimile: (604) 687-4991). The principal contact person is John S. Brock, President, Chief Executive Officer and a Director. Minera Reina Isabel's and Minera Tatemas' registered offices are at San Francisco No. 656-601, Col. De Valle, C.P. 03100, Mexico, D.F. See "Item 4 D - Description of Property".

Northern Crown maintains a calendar fiscal year. The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for periods presented with U.S. GAAP except as noted in the footnotes to the Company's financial statements. See "Item XVII Financial Statements".

During the year 2000, the Company entered into exploration and option to purchase agreements with Meridian Gold Company of Reno, Nevada, ("Meridian") whereby the Company assigned its rights to the G&R Property (further described in "Item IV – Information on the Company, Business Overview") in consideration for Meridian paying the Company U.S. $370,000, reimbursing the Company for expenses of U.S. $20,000, and making staged payments to underlying property vendors totaling U.S. $560,000. Upon completion of the payments, Meridian Gold Company would have exercised its purchase option from the Company and the rights to the Guadalupe de Los Reyes project ("G&R Project") (further described in "Item IV – Information on the Company, Business Overview") would have been effectively assigned. On October 3, 2001, Meridian provided notice to the Company that Meridian had terminated its Exploration and Option to Purchase Agreements with the Company, with an effective date of November 22, 2001 and prior to December 31, 2001, the Company provided notice to the underlying property vendors of the G&R Property that the Company had relinquished title to the G&R Property. Accordingly, the Company has no further right, title and obligation with respect to the G&R Property. See "Item V – Operating and Financial Review and Prospects".

B) BUSINESS OVERVIEW

TO DATE, THE COMPANY HAS FOCUSED ON ACQUIRING EXPLORATION RIGHTS AND DETERMINING WHETHER THE PROPERTIES HAVE SUFFICIENT MINERALIZATION TO MEET FULL DEVELOPMENT. TO DATE, THE COMPANY HAS NOT GENERATED REVENUES FROM ITS EXPLORATION OPERATIONS AND THERE IS NO IMMEDIATE EXPECTATION OF ANY SUCH REVENUES.

From 1992 to 2001, the Company was engaged in the business of exploring in Mexico for precious metals, with particular emphasis on exploration for gold and silver in areas that had previously produced gold and silver ores. The Company's areas of exploration were concentrated north of

Mazatlan near the town of Cosala in the state of Sinaloa in the northwest Sierra Madre.

To 2001, the Company had acquired various exploration and exploitation rights granted under the mining laws of Mexico in an aggregate of 15 exploration and 11 exploitation concessions located on the G & R Property (or "Guadalupe Property") (as defined below). The G&R Project which covered approximately 7,632 hectares is located in an area approximately 100 kilometers ("km") north of Mazatlan, located on the border between the states of Sinaloa and Durango, Mexico. See "Description of Property" for more detailed information on the G&R Property.

The exploration and exploitation rights were held directly by the Company or under contract with the underlying concession owners and gave the holder (or the Company as its permitted contracting party) the right to explore for, or to exploit, minerals located within the boundaries of the respective concession. Certain of the contracts obligated the Company to expend specified amounts during the terms of the contracts to maintain such rights. The terms and duration of the contracts and concessions varied depending on the particular legal and business arrangements, but, as a general matter, each of the exploration concessions extended for six year terms with renewals due between 2000 and 2003 and the exploitation concessions were for 50 year terms. Each contract concession required the Company to pay the underlying concession holder directly or to conduct certain drilling and infrastructure activities and tests and to expend specified amounts of money over the term of the concession, otherwise the concessions reverted to the holder or otherwise expired.

Prior to December 31, 2001, the Company provided notice to the underlying property vendors of the G & R Property that the Company had relinquished title to the G & R Property. Accordingly, the Company has no further right, title and obligation with respect to the G&R Property.

During 2001, the Company and Teck Cominco Limited ("Teck Cominco") entered into a Funding and Participation Agreement, as amended (the "Teck Cominco Agreement"), whereby Teck Cominco is a strategic partner in the Company's CEEx Program. The Company's CEEx Program will incur mineral exploration expenses qualifying as Canadian Exploration Expenses ("CEE") as defined in the *Income Tax Act* (Canada) on mineral properties. The CEEx Program is structured so that CEE funds will be expended on activities on selected mineral properties in consideration for the Company having the right to initially earn majority interests in those properties. The program will be directed towards a number of properties and a range of mineral commodities. The CEEx Program operates under the direction of the Advisory Committee comprised of two representatives each from Teck Cominco and the Company. The CEEx Program is dependent on the Company's acquisition of mineral properties on which a program of mineral exploration is warranted. Under the direction of the Advisory Committee mineral properties may be sourced by the Company from Teck Cominco or third parties. Acquisition criteria places emphasis on the building of a portfolio of properties. Approximately 70% of the portfolio is intended to contain properties sufficiently advanced to warrant immediate diamond drilling, approximately 20% of the portfolio is intended to contain properties that require additional exploration to develop drill targets and approximately 10% of the portfolio is intended to contain properties that are considered as early stage exploration projects. Metal commodities of choice include: precious metals (gold, silver), base metals (copper and zinc), , diamonds and industrial minerals (including tantalum and rare-earths). Properties are intended to be acquired by way of option agreements whereby the Company may elect to earn an initial majority interest in a property by making scheduled exploration expenditures that qualify as CEE. At April 30, 2002, the CEEx program has option agreements in place on three Properties located in Ontario, Manitoba and Quebec, and has an additional three mineral properties under consideration. There is no assurance any of the properties on which a mineral exploration program is conducted will meet expectations of discovery of potentially economic mineralization. Properties which do not meet expectations will be relinquished and replaced by other properties meeting acquisition criteria, thereby ensuring a "pipeline" of exploration projects.

In order to meet its obligation, the Company occasionally requires additional financing, which it may obtain through equity financing, joint venture of property interests, and other means, or a combination thereof. In the event that the Company is not able to obtain additional equity financing, the Company will consider offering third parties the right to participate in its properties in exchange for supplying all or some part of the amounts needed on a particular contract or concession or the Company will seek extensions or other financing arrangements, including debt arrangements. If all such opportunities fail, the Company and its investors could lose a significant portion of their contributions.

C) ORGANIZATIONAL STRUCTURE

Northern Crown has one wholly owned subsidiary, Minera Reina Isabel and 90% ownership in another subsidiary, Minera Tatemas, both corporations formed under the laws of Mexico on March 27, 1991, and February 13, 1997 respectively. The remaining 10% of Minera Tatemas is owned by Enrique Gaitan Enriquez. During 1999, the Company sold its shareholdings in one of its Mexican subsidiaries, Minera Sierra Pacifico, S.A. de C.V. ("Minera Sierra") to an arm's length purchaser. See "Item V Operating and Financial Review and Prospects". Minera Sierra was incorporated under the laws of Mexico on March 27, 1991.

D) DESCRIPTION OF PROPERTY

The G&R Property

Under the concessions for the G&R Project and after the sale of its shareholdings in Minera Sierra and after entering into exploration and option to purchase agreements with Meridian, the Company, at December 31, 2000, wrote-down the carrying value of the Guadalupe Property to its estimated net realizable value of $856,723, which amount included an estimated $262,972 in value-added tax recoverable from the tax authorities in Mexico. On October 3, 2001, after having made the payments required in 2001 to the Company, Meridian provided notice to the Company that Meridian had terminated its exploration and option to purchase agreements with the Company, with an effective date of November 22, 2001. Prior to December 31, 2001, the Company provided notice to the underlying property vendors of the G&R Property that the Company had relinquished title to the G&R Property. The Company reclassifed the tax recoverable from the tax authorities in Mexico to a current account receivable. At December 31, 2001, the Company had no further right, title and obligation with respect to the G&R Property.

In exploring the mineral properties, the Company has adopted as a general policy, phase protocol for its drilling and assessment efforts. Prior to December 31, 2001, the Company had completed an exploration program on the G & R Property during which it had focused on acquiring the needed exploration rights and on delineating the mineralized structures and general mineral content and characteristics of the properties and determined there was sufficient mineralization to merit completion of a pre-feasibility study on one gold-silver zone and ongoing exploration on additional gold-silver zones.

The Company engaged consulting engineers to undertake an independent pre-feasibility study that was completed in March, 1998, to assess whether one of the mineralized deposits was commercially viable.

The engineering study indicated that the project was not commercially viable at the then current metal prices. The Company had identified four structurally controlled zones of gold-silver mineralization on the G&R Property.

With completion of the pre-feasibility study on one of four mineralized zones on the G&R Property, the Company determined the findings were not sufficiently positive at the then current metal prices to merit a formal study of potential commercial feasibility and, subsequently, to evaluate and actually proceed in 1999, at the earliest, to commercial development, again through internally generated funding or through alliances and contractual arrangements with industry or financial participants. At each decision point while conducting an exploration and development program on its properties, the Company would have been required to undertake its further development only after considering a wide range of factors which contribute to the high risk of mineral exploration, such as the mineral quality, world market prices, stability of the local and national Mexican governments, labor sources and skills, equipment costs and resources, overall budget needs, the economic and equity costs of the additional funding, regulatory requirements, and related business considerations and obstacles. Therefore, it would not have been possible to predict the outcome of the evaluation phases, the impact of the various factors on the Company's business or the Company's prospects.

Property Title

The G&R Property consists of fifteen exploration concessions and eleven exploitation concessions granted under the mining laws of Mexico and covering a total area of approximately 7,632 hectares in the State of Sinaloa, Mexico. Minera Reina Isabel had the right to acquire the beneficial percentage interest set out below in the rights conferred under the mining laws of Mexico on the recorded owner of the respective exploration or exploitation concessions that made up the G&R Properties. Under the mining laws of Mexico, exploration concessions are granted to the recorded owner for six year terms renewable to exploitation concession for a fifty-year term; the exploration concessions would have required renewal to exploitation concessions on various dates to the year 2003 and the existing exploitation concessions would have required renewal on various dates between 2036 and 2051.

Mineral Concessions (G&R Property)

Concession Name	Concession Title Number Exploration	Exploitation	Beneficial Percentage Interest that can be Acquired by Company	Renewal Date	Registered Owner
Guadalupe Property					
Dolores		180909	100%	Aug. 2037	Jaime Guinea Gonzales
Diez de Mayo	208790		100%	Dec. 2004	Minera Tatemas
Prolongation del Recuerdo		210497	100%	Oct. 2049	Minera Tatemas
Prolongation del Recuerdo 2		209397	100%	Apr. 2049	Minera Tatemas
La Victoria		210803	100%	Nov. 2049	Minera Tatemas
Arcelia Isabel		193499	100%	Dec. 2041	Enrique Gaitan Enriquez
Los Reyes Norte Property					
Los Reyes Fracc. N.	212757		50%	Dec. 1997	Desarrollos Mineros del Pacifico
Guadalupe Norte 1	210471		50%	Dec. 1997	Incremento Industrial Minero
Los Reyes Tres	199776		50%	May 2000[(a)]	Desarrollos Mineros del Pacifico

Los Reyes Cinco	201519		50%	Oct. 2001[a]	Desarrollos Mineros del Pacifico
Los Reyes Property					
Los Reyes Fracc. W	210703		100%	Dec. 1997	Desarrollos Mineros del Pacifico
Los Reyes Fracc. S.	212758		100%	Oct. 2049[a]	Desarrollos Mineros del Pacifico
Los Reyes Dos	200134		100%	Jul. 2000[a]	Desarrollos Mineros del Pacifico
Los Reyes Cuatro	201349		100%	Oct. 2001[a]	Desarrollos Mineros del Pacifico
Mariposa Property					
Patricia		212775	100%	Jan., 2051	Minera Reina Isabel
El Padre Santo		196148	100%	Jul. 2043	Minera Reina Isabel
Norma		177858	100%	Apr. 2036	Minera Reina Isabel
San Manuel		188187	100%	Nov. 2040	Minera Reina Isabel
Martha 1		213234	100%	Apr. 2051	Minera Reina Isabel
El Faisan		211471	100%	May 2050	Minera Reina Isabel
Santo Nino		211513	100%	May 2050	Minera Reina Isabel
San Miguel		185761	100%	Dec. 2039	Minera Reina Isabel
Nueva Esperanza		184912	100%	Nov. 2039	Minera Reina Isabel
San Pablo		212752	100%	Nov. 2050	Minera Reina Isabel
San Pedro		212753	100%	Nov. 2050	Minera Reina Isabel
Wholly Owned (staked)					
Tominil	205768		100%	Sept. 2003	Minera Reina Isabel
Tominil Fr.	205769		100%	Sept. 2003	Minera Reina Isabel

[a] Application for exploitation concession pending.

Underlying Agreements

The Company reached agreement with Corporacion Industrial San Luis, S.A. de C. V. ("Luismin") for the purchase of interests in certain mineral concessions forming part of the G&R Project. Under the terms of the agreement, the Company purchased a 100 percent interest in the approximately 477 hectare Los Reyes Frac. W concession, in consideration of the issuance of 1,575,000 of the Company's pre-consolidation Common Shares to Luismin. In addition, the Company was not obliged to pay the remaining staged option payments to Luismin totaling U.S. $550,000. Luismin had also agreed to the Company's purchase of a 100 percent interest in approximately 531 hectares comprising the southern portion (the "South Block") of the 3,639 hectare Los Reyes Norte concession (subdivided within the title to the Los Reyes concession) and the Los Reyes Dos and Los Reyes Cuatro concessions. The consideration called for the issuance of 1,675,000 of the Company's pre-consolidation Common Shares to Luismin, and the extinguishment of the Company's previously scheduled expenditures over the next four years in the amount of U.S. $1.0 million to earn a 50 percent interest in the overall Los Reyes Norte Property. The Company would have had a six year option to earn a 50 percent interest in the 3,108 hectare "North Block" comprised of the northern portion of the Los Reyes Norte concession, the Guadalupe Norte 1 concession, the Los Reyes Tres concession and the Los Reyes Cinco concession, by completing exploration expenditures of U.S. $500,000 with minimum annual expenditures sufficient to maintain assessment work requirements.

As to the remaining concessions under the G&R Project, annual payments to Enrique Gaitan Enriquez and Minera Campanillas S. A. de C. V. (collectively "Gaitan") of U.S. $200,000 per annum in 1997, 1998, 1999, and 2000 were re-negotiated to U.S $200,000 in 1997 (paid), U.S. $50,000 in 1998 (paid), U.S. $30,000 in 1999 (paid), and payable in semi-annual payments, the greater of 20% of net profits or U.S. $73,744 (paid), U.S. $100,000 in 2000 (paid) and U.S $100,000 in 2001 (paid), U.S $105,000 in 2002, U.S $130,000 in 2003 and U.S $140,000 in 2004 respectively. The Company formed an operating company (Minera Tatemas), to hold 100% of the rights in the Gaitan concessions, 90% of the issued capital of which is held by the Registrant, and 10% of the issue capital of which is held by Enrique Gaitan Enriquez.

With respect to the Mariposa Property, remaining payments due to the Minera Mariposa/Pan Atlantic Group ("Pan Atlantic Group") were also re-negotiated, resulting in payments made in 2000 totaling U.S. $75,000 and payment due of U.S. $100,000 per year from 2001 (paid), 2002 and 2003 and U.S. $350,000 in 2004. The Company was required to issue to the Pan Atlantic Group a total of 100,000 pre-consolidation Common Shares on the exercise of warrants at prices varying from $0.04 to $0.09 per share, on or prior to December 20, 2004 (24,300 issued prior to May 31, 2000). The remainder of the warrants remained outstanding at December 31, 2001, allowing for the purchase of up to 7,570 Common Shares at $0.70 and $0.90 per Common Share from December 21, 2001 to December 20, 2002, and December 21, 2002 to December 20, 2003 respectively. The Company had the option to earn a 100 percent interest in the Mariposa concessions.

During the year ended December 31, 2000, the Company entered into exploration and option to purchase agreements with Meridian Gold Company of Reno, Nevada ("Meridian"), whereby the Company assigned its rights to the Guadalupe property in consideration for Meridian paying the Company U.S. $370,000, reimbursing the Company for expenses of U.S. $20,000, and making staged payments to underlying property vendors totaling U.S. $560,000 (of which U.S. $155,000 was paid prior to December 31, 2000). Upon completion of the payments Meridian would have exercised its purchase option from the Company and the rights to the Guadalupe property would have been effectively assigned. On October 3, 2001, after having made the payments required in 2001, Meridian provided notice to the Company that Meridian had terminated its Exploration and Option to Purchase Agreements with the Company, with an effective date of November 22, 2001 and prior to December 31, 2001, the Company provided notice to the underlying property vendors of the G&R Property that the Company had relinquished title to the G&R Property. Accordingly, the Company has no further right, title and obligation with respect to the G&R Property. (See Item V Operating and Financial Review and Prospects.)

Location and Access

The G&R Property is located approximately 100 kilometres north of Mazatlan, Mexico on the border between the States of Sinaloa and Durango. The geographic coordinates of the G&R Property are centered at latitude 24 degrees 17 minutes North by longitude 106 degrees 31 minutes West.

The town of Cosalá (population 10,000), located 32 kilometres to the west, provides accommodation, supplies and services and is linked to the Pacific Highway by 80 kilometres of paved road. Access to and within the G&R Property is provided by a network of secondary dirt roads which service the many outlying villages.

Physiography

The G&R Property is located regionally within the western foothills of the Sierra Madre Occidental mountain range. Topography in the Project area is moderate to steep with elevations ranging from 350 m to 1000 m A.M.S.L. The climate conditions are typically semi-arid. Annual temperatures range from more than 40°C. in the summer months to below freezing in the winter months. The average annual precipitation is approximately 350 millimetres (13.8 inches), occurring mostly as rain showers during the months of July, August and September. The vegetation is sparse to moderate, consisting of a variety of thorny undergrowth and bushes, and widely-spaced deciduous trees.

Infrastructure

The village of Guadalupe de los Reyes was once populated with miners exploiting the high-grade gold-silver vein structures situated southeast of the village. It now exists on local subsistence farming. The nearest electrical and telephone lines are located in the town of Cosalà.

The Rio Elota drainage flows southwestwardly through the northwestern corner of the G&R Property. This drainage and its tributaries provide year-round water to the local villages and, it is anticipated, would provide ample water for a possible future mining operation. There are also several areas within the G&R Property for the location of a possible mining and milling operation with no apparent environmental issues to hinder such development.

History

Gold-silver mineralization was discovered in the region of the G&R Property as early as 1772 but it was not until 1872 that the Guadalupe de Los Reyes mine was developed and a 50 ton per day stamp mill was constructed. Between 1872 and 1938 approximately 900,000 tonnes were extracted from 13 mine levels at an average grade of 8.80 g/T gold and 521.00 g/T silver. The Zapote North zone (formerly named "Tatemas") was discovered in the early 1900's. It yielded 170,000 tonnes grading 12.00 g/T gold from an underground operation during the period 1935 to 1945. Relatively minor but unrecorded production also occurred from the Zapote South zone during the same period.

Two exploration groups acquired mineral rights in the Guadalupe de Los Reyes gold-silver District during the mid 1980's. Enrique Gaitan and Cia Minera Campanillas acquired concessions covering the Zapote, Noche-Buena and Guadalupe structures. From October, 1988 to February, 1989 they mined 31,500 tonnes with a reported grade of 5.80 g/T gold from an open cut in the Zapote South zone and recovered approximately 93 kilograms (3,000 ounces) of gold from a small cyanide vat leach facility. The Guadalupe Syndicate from Culiacan also acquired concessions covering the Mariposa and Chiripa zones (not part of the G&R Properties) during this time. These concessions were later optioned by Penoles in the late 1980's and 14 holes were drilled along a 1000 metre length of the Mariposa zone. In 1992 and 1993 Compania Minera Mariposa, a wholly owned subsidiary of Pan Atlantic Mining Ltd., purchased the concessions from the Guadalupe Syndicate and mined about 10,000 tonnes of mineralization from the Mariposa zone which reportedly graded 5.20 g/T gold and processed this material at a mill situated 150 kilometres by road south of Cosalá. Compania Minera Mariposa ceased operations as a result of high operating costs and lower than expected gold grades.

Geological Setting

The G&R Properties are situated regionally along the axis of the Sierra Madre Occidental which is both a mountain range and Tertiary-age geologic province that stretches south-southeasterly from the USA - Mexico border, where it coalesces with the Basin and Range Province, to the Transverse Belt south of Guadalajara, Mexico. This terrain is characterized by thick sequences of volcanic rocks, varying from older basaltic to younger rhyolitic compositions. These rocks have been intruded by various younger stocks and dykes.

The Oligocene to Early Miocene-age Upper Volcanic Sequence rests with variable angular unconformity upon the Lower Volcanic Sequence. It comprises ash-flow tuffs, ignimbrites, and air-fall tiffs of rhyolite to dacitic composition, and forms the caprock to the volcanic pile of the Sierra Madre Occidental. It attains a maximum thickness of greater than one kilometre through the axis of the sierra, but further west it is found only as erosinal remnants on ridge tops. The Upper Volcanic Sequence is the largest exposure of Tertiary Rhyolites on Earth.

The Guadalupe de Los Reyes district is a 4 by 6 kilometre area situated within the western portion of the Sierra Madre Occidental terrane. It is dominantly underlain by weakly to moderately deformed, andesitic to dacitic tiffs, flows and breccias of the Upper Cretaceous to Early Tertiary Lower Volcanic Sequence. These volcanic rocks have been displaced by regional faulting and by younger dykes, sills and stocks of calcalkalic composition. The high mountain ridges surrounding the district are capped by gently-dipping, rhyolitic to dacitic ash-flow tiffs, ignimbrites, and air-fall tiffs of the Oligocene to early Miocene age Upper Volcanic Sequence.

Within the G&R Properties there are four major northwesterly transcurrent and west northerly dilational fault structures with an aggregate strike length of 13.7 kilometres. These structures have displaced the Lower Volcanic Sequence stratigraphy and were subsequently silicified and infilled with gold and silver bearing structures, have good strike continuity and typically dip from -50 degrees to -70 degrees. Vein widths may vary from 2 to 50 metres depending upon the degree of breccia, flexure of the fault structure, and intensity of silification and mineralization. The mineralogy is dominated by several varieties and periods of silification with attendant calcite and adularia. Native gold, electrum and minor argentite are the primary economic minerals with the better gold grades associated with an earlier pale green fine grained variety of silica that may be intergrown with adularia and/or mica.

Exploration of the Guadalupe de Los Reyes Properties

The exploration work carried out by the Company in respect of 15 exploration and 11 exploitation concessions of the G&R Project, covering the majority of the Guadalupe de Los Reyes gold-silver District (approximately 7,632 hectares) located on the border between the States of Sinaloa and Durango, Mexico ("G&R Property"), produced sufficient results for the Company to proceed to completion of a pre-feasibility study on one of four zones with a view to pursuing the feasibility of placing the G&R Property in commercial production. From the date of the acquisition of its rights in the G&R Project to December 31, 1999, the Company capitalized, in addition to its acquisition costs, $1,010,046 in exploration costs for the G&R Property and identified four structurally controlled zones of gold-silver mineralization. At December 31, 2000, the Company, after taking into effect the exploration and option to purchase agreements entered into during 2000, wrote-off all exploration costs for the G&R Property.

Initial surface exploration work carried out on the G&R Properties included the establishment of a survey control grid, soil and rock geochemical sampling and geological mapping and reverse circulation drilling (15 holes). Subsequent exploration work carried out by the Company to December 31, 1999 consisted of additional expanded grid geochemical and mapping surveys along with completion of an additional 360 reverse circulation drill holes for a grand total of 36,000 metres of drilling in 375 holes. The results of this exploration work have identified the following four major structurally controlled zones of gold-silver mineralization on the G&R Property:

ZAPOTE DEPOSIT

The Zapote deposit, with a strike length of 1.0 kilometres and average thickness of 20 metres, dips with topography to a depth of 100 to 150 metres. The geometry of the deposit indicates a favourable strip ratio for open pit mining. Mineralization consists of a non-sulphide system of gold and silver in a quartz-chalcedony host.

A total of 197 drill holes were completed by December 31, 1997 between sections 4800N and 5800N, a 1,000 metre length. Consulting engineers Steffan, Robertson & Kirsten were contracted to assist in developing a geological block model and calculate tonnage and grade for the Zapote deposit. Using a 0.5 grams per tonne gold cut-off, the Zapote deposit contains 5.8 million tonnes grading 1.36 g/T (grams per tonne) gold and 8.7 g/T silver. Independent consulting engineers Pincock, Allen & Holt of Denver, Colorado were contracted to calculate the open pit portion of the deposit and complete a pre-feasibility study to determine the economic viability of an open-pit heap leach mining scenario of the Zapote deposit. The study, completed during the first quarter of 1998, indicated the Zapote open-pit mining scenario was not economically viable at current metal prices of $300 U.S. per ounce of gold.

The Tahonitas Zone, thought to be an extension of the Zapote Deposit, has been drilled over a 750 metre length to a depth of 150 metres with 33 holes. The upper portions of the zone contain higher grade mineralization with grades of 3.40 g/T gold and 49.0 g/T silver over 12 metres. Narrower zones of mineralization within the structure average 4.30 g/T gold and 161.0 g/T silver over 3 metres. This zone remains open to depth. The Tahonitas zone also holds promise for mining from underground as well as open pit and further definition drilling is planned.

The Mariposa Zone, located 600 metres to the northwest and on the same structure as the Zapote deposit was tested by a single drill hole in the area of the Mariposa mine workings. Prior workers mined and processed approximately 14,300 tonnes grading 4.6 g/T gold containing 2,100 ounces of gold from Mariposa. The drill hole intersecting the gold-silver mineralization at Mariposa assayed 3.98 g/T gold and 24.7 g/T silver over 3.1 metres within a broad zone assaying 0.61 g/T gold and 11.1 g/T silver across 47.3 metres.

GUADALUPE MINE ZONE

The Guadalupe Mine Zone, which yielded a reported 525,000 ounces of gold and 41 million ounces of silver from underground workings, saw initial drilling confirming potential for near surface wide zones of low grade gold-silver mineralization in 1996.

A total of 78 holes have been drilled to December 31, 1999 at the Guadalupe Mine Zone. The Guadalupe Mine Zone is wider than other mineralized systems within the Guadalupe project area. The Mine Zone grades up to 2.62 g/T gold and 105.8 g/T silver over 61.0 metres (0.11 oz/t ("ounces per ton") gold equivalent over 200 feet) with higher grade contained within intervals of up to 6.63 g/T gold and 148.0 g/T silver over 10.7 metres (0.25 oz/t gold equivalent over 35 feet). High grade silver values enhance the gross metal value of the mineralization in the zone.

The Mine Zone epithermal quartz stockwork host, approximately 50 metres in average width, has been drilled to a 200 metre depth below which are underground workings that evidence historic high grade mining to a depth of 400 metres.

Drilling has been concentrated along a 200 metre length at the western end and a 500 metre length within the central part of the overall 2,500 metre-long Guadalupe Mine Zone. Drilling has been confined to the upper 100 to 150 metres of the 50 metre-wide, 400 metre-deep zone.

SAN MIGUEL/NOCHE BUENA ZONE

During 1997 a total of 33 holes tested 1,000 metres of length along the 1.4 kilometre long San Miguel Zone. The San Miguel-Chiripa zone is the north west continuation of the Noche Buena structure that connects to the Mariposa-Zapote vein system. Consistent high grade surface samples and strong geochemical responses have been reported for the 1.4 kilometre length of the zone. The San Miguel mineralization contains high grade silver values. Drill hole grades vary to 32.9 g/T gold and273 g/T silver over 4.6 metres. The 33 holes defined four "open-ended" near surface mineralized shoots with a weighted-average grade of 9.1 g/T gold and 160.8 g/T silver in an underground mining configuration. Potential remains for expansion of this mineralization.

Drilling at Noche Buena is meeting expectations of defining gold mineralization with silver credits that can be mined by open pit and processed by heap-leach techniques. Opportunities also exist for deeper extensions that may be mined from underground. The Noche Buena zone has been traced over a 1,000 metre length and remains open for extension. Only 350 metres have been drill tested with a total of 25 holes by the Company to date.

EL ORITO ZONE

El Orito Zone, which has been outlined for a 4 kilometre length and tested with 8 drill holes over a 400 metre length, shows some indications of low grade gold-silver values. The District geological model suggests higher gold and silver grades should occur at depth.

During the period 1998 to 2000, the G&R Project expenditures were reduced to a care and maintenance basis.

TO THE COMPANY'S KNOWLEDGE, THE G&R PROPERTIES CANNOT BE PROVEN TO CONTAIN A BODY OF COMMERCIAL ORE UNTIL A POSITIVE FEASIBILITY STUDY DEMONSTRATING COMMERCIAL PRODUCTION HAS BEEN PREPARED BY INDEPENDENT CONSULTING ENGINEERS.

Mesa Galindo Properties
During 1999 the Company relinquished its rights in respect of the Mesa Galindo Properties after being unsuccessful in entering into joint ventures with third parties to pursue its interests in the project.

Other Properties and Exploration Arrangements
During 1999 the Company relinquished its rights in respect of various other concessions in Mexico in respect of which the Company had no plans for further exploration.

ITEM V OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2001, 2000, and 1999 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2001, 2000, and 1999 . Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 9 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.

A) OPERATING RESULTS

Fiscal 2001

During the year ended December 31, 2001, in connection with exploration and option to purchase agreements (the "Agreements") with Meridian Gold Company ("Meridian") of Reno, Nevada, the Company received the remainder of the funds from Meridian, and completed the initial stages of its sale of the G&R Property to Meridian. Prior to December 31, 2001, the Company announced that it had received notice from Meridian that Meridian had terminated the Agreements. Prior to December 31, 2001, the Company relinquished its rights to the Guadalupe Property and returned the concessions to the vendors. See Fiscal 2001 below for a more detailed description of the Agreements.

During 2001, with delays experienced in completing a due diligence process of ReBASE Corporation of Barrie, Ontario the Company advised ReBASE that it was terminating the August 4, 2000 Memorandum of Understanding with ReBASE and would continue to seek acquisition of other opportunities in the minerals resource sector.

On June 7, 2001, all ordinary resolutions placed before shareholders at the Annual General Meeting of Shareholders were passed. A special resolution was passed allowing that the authorized share capital of the Company be altered by consolidating all of the Company's 250,000,000 Common shares without par value into that number of Common shares without par value as may be determined by the Board of Directors of the Company but, in any event, not less than 25,000,000 Common shares without par value, up to a maximum of 10 such shares being consolidated into one (1) Common share without par value; increasing the authorized capital of the Company from not less than 25,000,000 Common shares without par value to 250,000,000 Commons shares without par value; altering the Memorandum of the Company to reflect the consolidation of share capital and the increase in authorized capital to 250,000,000 Common shares without par value; authorizing the Board of Directors in their discretion by resolution, without requiring further approval, ratification or confirmation by the members, to determine the number of Common shares without par value into which the 250,000,000 Common shares without par value are to be consolidated, provided, however, that such number shall not be less than 25,000,000 Common shares without par value, and may decline to implement this Special Resolution.

On September 11, 2001, the Company announced that its shares were being de-listed from The Toronto Stock Exchange, and that the Company's shares would continue to be traded through the facilities of the Canadian Venture Exchange. On October 2, 2001, the Company announced that trading in its shares was being halted pending consolidation of the Company's capital on the basis of 10 old shares for 1 new share and a change of company name. The Company elected not to change its name until its next Annual General Meeting to be held on June 27, 2002. The consolidation became effective on December 5, 2001.

During 2001, the Company and Teck Cominco formed a strategic alliance for the operation of the Company's CEEx Program. Teck Cominco endorsed the CEEx Program by entering into an agreement with the Company. The CEEx Program is a Canadian Exploration Expense (CEE) flow-through mineral exploration program designed for the exploration of selected mineral properties in which the Company will have the right to earn property interests. During 2001, under the terms of the Teck Cominco Agreement, the Company issued to Teck Cominco 390,000 Units at $0.30 per Unit, which allow Teck Cominco to maintain future participation rights by providing staged funding to the Company in the aggregate amount of $480,000. An initial $117,000 was received prior to December 31, 2001. Each Unit consists of one common share and one $0.30 share purchase warrant. Exercise of the warrants on or before February 7, 2002 (subsequently amended to July 8, 2002), will provide an additional $117,000 the Company. Teck Cominco's next funding election for an additional $246,000 takes place on April 15, 2002 (subsequently amended to September 15, 2002). For a more detailed description of the CEEx Program, see Item IV - Information of the Company - Business Overview.

During 2001, the Company terminated its administrative and exploration management services agreements with John S. Brock Limited and entered into management services agreements with Badger and Co. Management Corp. ("Badger & Co."). Under the agreements, the Company is charged for office facilities and operations expenses, costs of corporate, administrative, exploration, field wages and professional services of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees calculated at 8% of all exploration costs incurred by the Company. For a more detailed description of the agreements with Badger & Co., see Item VII - Major Shareholders and Related Party Transactions.

During 2001, the Company received, from the Government of Mexico, reimbursement of value-added tax ("IVA") of $40,038. The Company has requested the remaining $199,672 of IVA from the Government of Mexico. While the Company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future.

As a result of the Company's increased activity, fiscal 2001 corporate costs were approximately $323,000, an increase of approximately $41,000 from fiscal 2000. Exploration and mineral property expenditures were approximately $68,000 as compared to approximately $142,000 for fiscal 2000 as a result of review of properties under consideration. At December 31, 2001, the Company had working capital of approximately $50,888, which amount includes the remaining $199,672 of IVA requested from the Government of Mexico.

Fiscal 2000

During the year ended December 31, 2000, the Company entered into exploration and option to purchase agreements (the "Agreements") with Meridian Gold Company ("Meridian") of Reno, Nevada, whereby the Company assigned its rights to the Guadalupe property in consideration for Meridian paying the Company U.S. $370,000, reimbursing the Company for expenses of U.S. $20,000, and making staged payments to underlying property vendors totaling U.S. $560,000 (of which U.S. $155,000 was paid prior to December 31, 2000). Upon completion of the payments, Meridian will have exercised its purchase option from the Company and the rights to the Guadalupe property will be effectively assigned. As a result of the Agreements, the Company wrote-down the carrying value of the Guadalupe property, as at December 31, 2000, to its estimated net realizable value of $856,723. The estimated net realizable value is comprised of cash payments of $593,750 (received prior to April 7, 2001) and estimated IVA refunds of $262,973 (of which $40,038 was received February 28, 2001).

During 2000, the Company issued 5,481,762 pre-consolidation shares for an aggregate value of $380,260, pursuant to the conversion of the principal and interest under a promissory note issued to a related party. The Company also issued 2,625,000 pre-consolidation shares and 24,300 shares on the exercise of warrants, at $0.10 per share and $0.05 respectively, for total consideration of $263,715.

As a result of the Company's continued expenditure reduction program, fiscal 2000 corporate costs were approximately $282,000 a reduction of approximately $70,000 from fiscal 1999. Until such time as the Company entered into the Agreements with Meridian, Guadalupe Project expenditures in Mexico continued on a maintenance of property title basis. Exploration and mineral property expenditures were approximately $142,000 as compared to approximately $631,000 for fiscal 1999.

During the year, management gave consideration to a change of nature of business for the Company. On August 17, 2000, the Company entered into a Letter of Agreement with ReBase Corporation ("ReBASE") of Barrie, Ontario, to acquire all if the issued share capital of ReBASE. The transaction was subject to satisfaction of certain conditions, including acceptance of an independent valuation, shareholder and regulatory approvals, negotiation of acceptable terms, and completion of a due diligence process. As a result of delays in completing the due diligence process, the Company advised ReBASE in April 2001 that it was terminating this agreement.

On August 10, 2000, the Toronto Stock Exchange ("TSE") advised the Company that it no longer met the TSE continued listing requirements. The TSE further advised that, although the Company would continue to be listed on the TSE for the ensuing year, effective September 11, 2000, the Company was suspended from trading on the TSE. On December 8, 2000, the Company's shares resumed trading through the facilities of the Canadian Venture Exchange ("CDNX").

Fiscal 1999

During the year ended December 31, 1999, the Company entered into a number of transactions to provide working capital and reduce debt. In connection with a portion of an indebtedness with a related party, the Company issued a convertible promissory note in the principal amount of $360,000. The promissory note was convertible to 5,142,857 pre-consolidation common shares. Subject to regulatory approval (subsequently received), the Company also proposed to issue 338,905 pre-consolidation common shares on the conversion of interest owing under the promissory note. The Company re-structured its holdings in the Guadalupe Project by selling its shareholdings in one of its Mexican subsidiaries, Minera Sierra Pacifico, S.A. de C.V. ("Sierra Pacifico") , to an arm's length purchaser, for cash consideration of approximately $568,000 plus eligibility for recovery of an additional $216,000 (approximately) of Value-Added-Tax from the fiscal authorities of the Government of Mexico. The purchaser was also required to transfer the Guadalupe Project concessions back to the Company, for no further consideration, at an agreed value of approximately $1,600,000. In connection with this transaction, the Company wrote-down its total investment in the Guadalupe Project to $3,180,383, the estimated recoverable value of the in-ground resource ounces of the project. The Company continued to maintain its rights to interests in the Guadalupe Project through its Mexican subsidiaries, Minera Tatemas, S.A. de C.V. and Minera Reina Isabel, S.A. de C.V.

During 1999, in connection with private placements, the Company issued 4,500,000 units at a price of $0.06 per unit to a non-related party, and 750,000 units at a price of $0.07 per unit to a related party, for total consideration of $322,500. Each unit was comprised of one pre-consolidation common share of the Company and one share purchase warrant. Each two share purchase warrants entitled the holder to acquire one additional pre-consolidation share of the Company at $0.10 per share until April 27, 2000. All warrants were exercised during March, 2000.

As a result of the Company's expenditure reduction program, fiscal 1999 corporate costs were approximately $352,000, a reduction of approximately $49,000 from fiscal 1998. Project expenditures in Mexico continued on a maintenance of property title basis. Exploration and mineral property expenditures, including shares issued for property payments, were approximately $631,000 as compared to approximately $356,000 for fiscal 1998.

In regard to the Guadalupe Project, the Company received regulatory approval to purchase a 100 percent interest in the Los Reyes Oeste Frac. and a 100 percent interest in the southern portion ("South Block") of the Los Reyes Norte concession, in consideration of the issuance of a total of 3,250,000 pre-consolidation shares of the Company's capital to Corporacion Industrial San Luis, S.A. de C. V. ("Luismin").

Under the Guadalupe Project Gaitan option, the Company paid to Enrique Gaitan Enriquez and Minera Campanillas S. A. de C. V. (collectively "Gaitan") U.S.$76,144, and, pursuant to regulatory approval, issued 200,000 pre-consolidation common shares to Gaitan at a total deemed value of $16,000. The Company also re-negotiated payment terms to allow for staged payments totaling U.S. $531,521 prior to December 31, 2002.

With respect to the Guadalupe Project Mariposa option, the Company paid to Minera Mariposa/Pan Atlantic Group ("Pan Atlantic Group") a total of U.S. $20,000. In accordance with the agreement reached in 1998, and pursuant to regulatory approval, the Company issued to the Pan Atlantic Group a total of 200,000 pre-consolidation common shares, at a total deemed value of $16,000, and warrants to acquire a total of 100,000 pre-consolidation shares in the Company at prices varying from $0.04 to $0.09 per share, on or prior to December 20, 2004. The Company re-negotiated payment terms to allow for staged payments totaling U.S. $725,000 prior to June 30, 2004.

At December 31, 1999, the Company had a working capital deficit of $852,003.

Fiscal Year Ended December 31, 2001 vs. Fiscal 2000 and 1999

For the fiscal year ended December 31, 2001, the Company had total assets of $265,271 as compared with $912,732 and $3,417,024 for the fiscal years ended December 31, 2000 and December 31, 1999 respectively. Resource assets at December 31, 2001 were $nil as compared with $856,723 and $3,180,383 at December 31, 2000 and December 31, 1999 respectively. The reduction in resource assets at December 31, 2001 results from the relinquishing of the Guadalupe property to the vendors, while the reduction in resource assets at December 31, 2000 results from the write-down of the Guadalupe property to its estimated net realizable value in connection with the Meridian Agreements. The reduction in resource assets at December 31, 1999 results from the sale by the Company of its shareholdings in Sierra Pacifico and the write-down of its remaining resource assets to their estimated recoverable value.

Cash at December 31, 2001 was of $54,237 as compared with $46,546 and $27,701 at December 31, 2000 and December 31, 1999 respectively. At December 31, 2001, the Company had current liabilities of $212,147 as compared with $586,075 and $1,041,768 at December 31, 2000 and 1999 respectively. The decrease in liabilities from 2000 to 2001 results from the balance of funds received in connection with the Meridian Agreements, and the Teck Cominco Agreement, while the decrease in liabilities from 1999 to 2000 is due to the funds received in connection with the sale by the Company of its shareholdings of Sierra Pacifico, and the Company's ability to satisfy a portion of its creditors. During 2001, under a promissory note bearing interest at 8% per annum, the Company repaid the balance of principal and interest to a related party owned by Directors of the Company.. At December 31, 2001, the Company owed the related party $Nil ($170,516 and $535,057 at December 31, 2000 and 1999 respectively) for funds advanced and interest thereon.

Exploration and mineral property expenditures in fiscal 2001 were of $68,336, as compared with $142,307 for fiscal 2000 and $630,595 for fiscal 1999, as a result of conserving funds, and expending minimal funds for review of properties under consideration. Due to the increased activity, administrative expenditures increased in fiscal 2001 ($323,350) as compared with fiscal 2000, and fiscal 2000 decreased from fiscal 1999 ($282,168 and $351,809 respectively).

Shareholder communications in fiscal 2001 consisted primarily of management response to shareholder and potential investor inquiries, for a nominal expenditure of $455. There were no specific shareholder communication expenditures during fiscal 2001 and fiscal 2000. Interest expenses decreased to $4,013 in fiscal 2001, as compared with $15,720 for fiscal 2000 and $40,574 for fiscal 1999, due to the repayment of advances made to the Company by John S. Brock Limited.

During fiscal 2001, , the Company wrote off exploration expenditures of $63,245 and property acquisition expenditures of $5,091, as compared with $1,103,379 and $1,286,366 respectively for fiscal 2000 and $7,641,051 and $1,345,634 respectively for fiscal 1999. These costs relate to expenditures previously capitalized as Resource Assets.

B) LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company had a working capital of $50,888, which amount includes $199,672 receivable for value-added tax ("IVA") paid by the Company's Mexican subsidiaries. The Company has requested a refund of these taxes from the fiscal authorities of the Government of Mexico. While the Company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future. At December 31, 2001, the Company had insufficient working capital to meet its anticipated administrative and overhead expenses for the twelve months ending December 31, 2002 of approximately $200,000. The Company proposes, subject to regulatory approval, to raise gross proceeds of up to $1,500,000 by way of a private placement of non-flow-through and flow-through units of the Company priced at $0.30 per unit. The Company also proposes to raise gross proceeds of up to $225,000 by way of a private placement of up to 1,500,000 units of the Company priced at $0.15 per unit.

During the year ended December 31, 2001, the Company received the remainder of the funds relating to the Meridian Agreements, reimbursement of IVA of $40,038 from the Government of Mexico. In connection with the Teck Cominco Agreement, the Company also issued to Teck Cominco 390,000 common shares and received $117,000.

To date, the Company's mineral exploration activities have been funded through sales of common shares. The Company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern. The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Outlook

As at April 30, 2002, in connection with the CEEx Program, the Company has option agreements in place on three Properties, located in Ontario, Manitoba and Quebec, and has an additional three mineral properties under consideration. The Issuer anticipates that formal option agreements in respect of some or all of these mineral properties will be finalized upon completion of the Offering. There is no assurance that such option agreements will be entered into or that, if entered into, any of the properties on which a mineral exploration program is conducted will meet expectations of discovery of potentially economic mineralization. Properties which do not meet expectations will be relinquished and replaced by other properties meeting acquisition criteria, thereby ensuring a "pipeline" of exploration projects.

C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company is not involved in any research, development, patenting or licensing activities.

D) TREND INFORMATION

The Company is in the business of mineral exploration. The Company is not affected by operating trends and uncertainties which are dependent on the extraction of minerals.

ITEM VI DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A) DIRECTORS AND SENIOR MANAGEMENT

John S. Brock (age 60) has been President and a Director of the Registrant since March 8, 1990. Mr. Brock is a Geologist and the President and controlling shareholder of John S. Brock Ltd. ("JSB") from 1966 to present. Mr. Brock was employed by JSB from 1990 to March 31, 2001, and by Badger & Co. Management Corp. ("Badger & Co.") from April 1, 2001 to present. Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively. Mr. Brock was a governor of the Vancouver Stock Exchange from June 1990 to June 1995. Mr. Brock currently serves on the Boards of Directors of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd., International Annax Ventures Inc., Canadian Resources House Limited and Future Mineral Corporation.

R.E. Gordon Davis, P. Eng. (age 65), has been a Director of the Registrant since June 8, 1994. Mr. Davis is a Professional Geological Engineer and Businessman. Mr. Davis serves on the Boards of Directors of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd., Canadian Resources House Limited, Silver Standard Resources Inc. and Canplats Resources Corp.

Lawrence Page, LL. B., Q.C. (age 64) has been a Director of the Registrant since October 31, 1989. Mr. Page is a Barrister and Solicitor who was with the Vancouver, British Columbia law firm of Worrall Scott and Page from 1981 to April 30, 1995. Since 1995, Mr. Page has been employed by Lawrence Page, Q.C. Law Corporation, a law corporation which, since May 1, 1995, has been associated with Page Fraser & Associates, an Association of Lawyers and Law Corporations, of Vancouver, British Columbia. Mr. Page is the President and serves on the Boards of Directors of

International Bravo Resources Corp., Newcoast Silver Mines Ltd., is a Director and the Secretary of Western Copper Holdings Ltd., is the Chairman and a Director of Rio Fortuna Exploration Corp. and a Director of the Registrant, Eaglecrest Exploration Ltd. and Quaterra Resources Inc..

Wayne J. Roberts, P. Geo. (age 56), has been a Director of the Registrant since March 8, 1990 and its Vice-President, Exploration since June 14, 1995. Mr. Roberts is a minority shareholder (30%) of JSB, was employed by JSB from 1990 to March 31, 2001, and by Badger & Co. from April 1, 2001 to present. Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively. Mr. Roberts is a Registered Professional Geoscientist in the Province of British Columbia. Mr. Roberts serves on the Board of Directors of the Registrant, Western Prospector Group Ltd. and Canadian Resources House Limited, and is Vice-President, Exploration of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd., Canadian Resources House Limited and International Annax Ventures Inc.

Robert E. Swenarchuk (age 68) has been a Director of the Registrant since June 5, 1996 and president of Rescom Consultants Ltd. since 1980. Mr. Swenarchuk also served as Vice President Corporate Development of the Registrant from June 5, 1996 to April 28, 1998. Mr. Swenarchuk serves on the Boards of Directors of the Registrant, Eagle Crest Explorations Ltd. and International Bravo Resources Corp., and is the Senior Vice-President, Corporate Development of Eagle Crest Explorations Ltd., International Bravo Resources Corp. and Quaterra Resources Inc.

Jeannine P.M. Webb, CGA (age 42), has been the Chief Financial Officer of the Registrant since October 31, 1995, the Corporate Secretary of the Registrant since October 16, 1997, and an employee of JSB from 1991 to March 31, 2001. Ms. Webb has been employed by Badger & Co. from April 1, 2001 to present. Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively. Ms. Webb is the Chief Financial Officer and Corporate Secretary of the Registrant, Pacific Ridge Exploration Ltd., Canadian Resources House Limited, International Annax Ventures Inc., and Western Prospector Group Ltd., and a Director of Western Prospector Group Ltd.

There are no family relationships between any of the directors, senior management and employees of the Company.

B) COMPENSATION

The Registrant does not compensate its directors or senior management (or "executive officers") for their services as directors or senior management. Directors and senior management are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with corporate matters pertaining to the Company. The Board of Directors may award special remuneration to any director or senior management undertaking any special services on behalf of the Company other than services ordinarily required of a director or senior management. Other than indicated below no director or senior management received any compensation for his services as a director or senior management, including committee participation and/or special assignments.

The Registrant grants stock options to directors, senior management and employees - see "Options to Purchase Securities from Registrant".

The following table sets forth details of the compensation paid during the Registrant's fiscal year ended December 31, 2001 to directors and senior management:

Directors/Executive Officers	Salary/Bonus	Stock Option Exercise Net Market Value[(a)]	Other Compensation	Total Compensation
John Brock	$0	$0	$29,861[(b)]	$29,861
Wayne J. Roberts	$0	$0	$28,000[(c)]	$28,000
Jeannine P. M. Webb	$0	$0	$19,662[(d)]	$19,662
Other Directors/ Senior Management	$0	$0	$0	$0

(a) Stock Option Exercise Net Market Value represents the aggregate difference between the exercise price of stock options exercised during fiscal 2000 and the market value of the common stock on the date of exercise.

(b) The $29,861 in other compensation represents payments of $3,450 to John S. Brock made by JSB for services provided by John S. Brock from January 1 to March, 31, 2001 to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and JSB, and payments of $26,411 to John S. Brock made by Badger & Co. for services provided by John S. Brock from April 1 to December 31, 2001 to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co.. In addition, JSB, which is owned 70% by John S. Brock and 30% by Wayne J. Roberts, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement and Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement. The $29,613 includes a 5% mark-up retained by JSB and a 10% mark-up retained by Badger & Co..

(c) The $28,000 in other compensation represents payments of $5,500 to Wayne J. Roberts made by JSB for services provided by Wayne J. Roberts from January 1 to March, 31, 2001 to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and JSB, and payments of $22,500 to Wayne J. Roberts made by Badger & Co. for services provided by Wayne J. Roberts from April 1 to December 31, 2001 to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co.. In addition, JSB, which is owned 70% by John S. Brock and 30% by Wayne J. Roberts, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement and Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement. The $28,000 includes a 5% mark-up retained by JSB and a 10% mark-up retained by Badger & Co..

(d) The $19,662 in other compensation represents payments of $5,300 to Jeannine P. M. Webb made by JSB for services provided by to Jeannine P. M. Webb from January 1 to March, 31, 2001 to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and JSB, and payments of $14,362 to Jeannine P. M. Webb made by Badger & Co. for services provided by Jeannine P. M. Webb from April 1 to December 31, 2001 to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co.. In addition, JSB, which is owned 70% by John S. Brock and 30% by Wayne J. Roberts, received compensation from the Company for services under the Administrative Agreement and the Exploration Services

Agreement and Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement. The $19,662 includes a 5% mark-up retained by JSB and a 10% mark-up retained by Badger & Co..

Under the Administrative Agreement with JSB, the Company was charged for the cost of corporate and administrative wages of JSB employees incurred by JSB on behalf of the Company at JSB's cost plus a 5% mark-up, as well as office facilities and operations expenses incurred by JSB on behalf of the Company at JSB's cost plus a 10% mark-up. For the year ended December 31, 2001, the Company was charged as follows:

	Cost	Mark-up
Corporate and administrative wages [1] [2]	$9,307	$466
Office facilities and operations	$8,577	$1,096
Total in respect of the Administrative Agreement	$17,884	$1,562

[1] Includes $3,450 for services provided by John S. Brock as President and CEO.
[2] Includes $5,300 for services provided by Jeannine P. M. Webb as CFO and Corporate Secretary.

Under the Administrative Agreement with Badger & Co., the Company is charged for the cost of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at JSB's cost plus a 10% mark-up. For the year ended December 31, 2000, the Company was charged as follows:

	Cost	Mark-up
Corporate and administrative wages [1] [2]	$44,368	$4,437
Office facilities and operations	$20,994	$3,950
Total in respect of the Administrative Agreement	$65,362	$8,387

[1] Includes $26,411 for services provided by John S. Brock as President and CEO.
[2] Includes $14,362 for services provided by Jeannine P. M. Webb as CFO and Corporate Secretary.

Under the Exploration Agreement with JSB, the Company was charged for the cost of exploration and field wages of JSB employees incurred by JSB on behalf of the Company at JSB's cost plus a 5% mark-up, and exploration project management fees charged by JSB calculated at 8% of all exploration costs incurred by the Company. For the year ended December 31, 2001 the Company was charged as follows:

	Cost	Mark-up
Exploration and field wages [1]	$6,652	$332
Exploration Project Management Fees	$None	$385
Total in respect of the Exploration Agreement	$6,652	$717

[1] Includes $5,500 for services provided by Wayne J. Roberts as Vice-President.

Under the Exploration Agreement with Badger & Co., the Company is charged for the cost of exploration and field wages of JSB employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs incurred by the Company. For the year ended December 31, 2001 the Company was charged as follows:

	Cost	Mark-up
Exploration and field wages [1]	$24,711	$2,471
Exploration Project Management Fees	$None	$4,153
Total in respect of the Exploration Agreement	$24,711	$6,624

[1] Includes $22,500 for services provided by Wayne J. Roberts as Vice-President.

No amounts have been set aside or accrued by the Registrant during fiscal 2001 to provide for pension, retirement or similar benefits for directors or senior management of the Company pursuant to any plan provided for or contributed to by the Registrant. Except as discussed in "Options to Purchase Securities From Registrant", the Registrant has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors, senior management or employees.

The Registrant has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Registrant in fiscal 2000 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 U.S. per executive officer.

No director or executive officer of the Registrant received other compensation in excess of the lesser of $25,000 U.S. or 10% of such officer's cash compensation as reported in the above table and all directors and executive officers as a group did not receive other compensation which exceeded $25,000 U.S. times the number of persons in the group or 10% of the compensation reported in the table set forth above.

C) BOARD PRACTICES

The Board of Directors of the Registrant is divided into three classes, designated as Class I, Class II, and Class III, to provide for a rotation of the terms of office for the directors on the Board of Directors. Directors are, except for those directors initially classified as Class I or II directors, appointed for three-year terms and placed in Class I, II or III as determined by the Board of Directors. The expiry of the term of a director is determined by the Class in which he is placed at the time of his election or appointment, with the term of all directors in one Class expiring at the end of the appropriate annual general meeting. Accordingly, at each annual general meeting, directors to replace those directors whose terms have expired are to be elected to hold office until the third succeeding annual general meeting, unless they resign sooner or cease to be directors in accordance with the Registrant's Articles. Any director whose term expires will be eligible for re-election. The Company's last annual general meeting was held on June 7, 2001 and the next meeting will be held within 13 months of that date as specified in the Registrant's Articles. The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors. Currently, the directors are classified as follows, and have their terms of office expire accordingly.

The following sets out the name of each Director and the expiry of their term:

Director	**Class**	**Date Began Serving as a Director**	**Expiry Date**
John S. Brock	III	1990	Annual General Meeting in the year 2004

Wayne J. Roberts	III	1990	Annual General Meeting in the year 2004
R. E. Gordon Davis	II	1994	Annual General Meeting in the year 2002
Lawwrence Page	I	1989	Annual General Meeting in the year 2002
Robert E. Swenarchuk	I	1996	Annual General Meeting in the year 2003

The following sets out the name of the senior management (executive officers) and the term of their position:

Officers	**Officership**	**Since**	**Expiry Date**
John S. Brock	President Chief Executive Officer	1990 1990	At the discretion of the Board of Directors
Wayne J. Roberts	Vice-President, Exploration	1990	At the discretion of the Board of Directors
Jeannine P. M. Webb	Chief Financial Officer Corporate Secretary	1995 1997	At the discretion of the Board of Directors

Service Contracts

Until March 31, 2001, the Company had Administrative and Exploration agreements with John S. Brock Limited ("JSB"), a private company owned by John S. Brock as to 70% and Wayne J. Roberts as to 30%. Under the Administrative Agreement, the Company was charged for the cost of corporate and administrative wages of JSB employees incurred by JSB on behalf of the Company at JSB's cost plus a 5% mark-up, as well as office facilities and operations expenses incurred by JSB on behalf of the Company at JSB's cost plus a 10% mark-up. Under the Exploration Agreement, the Company was charged for the cost of exploration and field wages of JSB employees incurred by JSB on behalf of the Company at JSB's cost plus a 5% mark-up, and exploration project management fees charged by JSB calculated at 6% of all exploration costs incurred by the Company. Effective April 1, 2001, the Company's administrative and exploration requirements are being provided by Badger & Co. Management Corp ("Badger & Co."), a private company owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P. M. Webb. Under the Badger & Co. administrative services arrangement, the Company is charged for the cost of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co.'s on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up. Under the Badger & Co. exploration services arrangement, the Company is charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co.'s on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs incurred by the Company.

Audit Committee

The Company's Audit Committee is composed of unrelated Directors. The Audit Committee members of the Company at April 30, 2002 are Lawrence Page, R. Gordon Davis and Robert E. Swenarchuk. The committee is responsible for reviewing the Company's financial reporting procedures, internal controls, and the performance of the Company's external auditors. The committee is also responsible fore reviewing the annual financial statements prior to their approval by the full Board of Directors.

Compensation Committee

The Company does not have a Compensation Committee.

D) EMPLOYEES

The Company has no employees. Services for the year 2001 were provided by 3 management personnel located in Vancouver, British Columbia, Canada.

E) SHARE OWNERSHIP

At April 30, 2002, directors and senior management of the Company beneficially owned directly or indirectly or exercised control or discretion over Common Shares of the Registrant as follows:

Name	**Position**	**Shares**	**% of Shares Outstanding**
John S. Brock	President, Chief Executive Officer and Director	650,825 [(1)]	16.61%
Wayne J. Roberts	Vice-President, Exploration and Director	22,860	0.58%
Lawrence Page	Director	11,500	0.29%
R.E. Gordon Davis	Director	Nil	0.0%
Robert E. Swenarchuk	Director	4,170	0.11%
Jeannine P.M. Webb	Chief Financial Officer and Corporate Secretary	1,000	0.03%

[(1)] The 650,825 shares include 575,705 shares held by John S. Brock Limited, a British Columbia company owned by John S. Brock as to 70% and Wayne J. Roberts as to 30%.

Options to Purchase Securities from the Registrant

Stock Options
At December 31, 2001, stock options to purchase 125,000 Common Shares from the Registrant have been granted to directors and senior management of the Company or of JSB or Badger & Co. on the terms and conditions acceptable to the regulatory authorities in Canada.

The Registrant also has a stock option plan (the "Plan") that was approved by the Registrant's shareholders at its Annual General Meeting held on May 7, 1997 and amended at its Annual General Meeting held on May 12, 2000, and is administered by the Registrant's board of directors. At December 31, 2001, the aggregate number of shares issuable under the Plan is 700,000 Common, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding Common shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee and only by such optionee. The exercise price of the stock options shall be the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted. The term of each stock option shall not exceed 5 years from the date of grant. Under the policies of the TSX, upon the Registrant's adoption of the Plan, stock options may thereafter only be granted under the Plan.
The names and titles of the directors and senior management of the Registrant to whom outstanding stock options have been granted and the number of Common Shares subject to such stock options are set forth below as at December 31, 2001. The exercise price of the stock options is stated in Canadian dollars.

Number of **Exercise Price** **Expiration**

Name	Position	Shares	Per Share	Date
John S. Brock	President			
	CEO	10,000*	$3.00	Oct. 2, 2002
	and Director	20,000*	$1.00	Oct. 2, 2002
Wayne J. Roberts	Vice-President,	10,000*	$3.00	Oct. 2, 2002
	Exploration	20,000*	$1.00	Oct. 2, 2002
	and Director			
Lawrence Page	Director	5,000*	$3.00	Oct. 2, 2002
		5,000*	$1.00	Oct. 2, 2002
R.E. Gordon Davis	Director	5,000*	$3.00	Oct. 2, 2002
		5,000*	$1.00	Oct. 2, 2002
Robert E. Swenarchuk	Director	5,000	$3.00	Feb. 11, 2002
		10,000*	$3.00	Oct. 2, 2002
Jeannine P.M. Webb	Chief Financial	2,500*	$3.00	Oct. 2, 2002
	Officer and	12,500*	$1.00	Oct. 2, 2002
	Corporate			
	Secretary			
Total		110,000		

* Granted under the Plan.

The Registrant also has stock options outstanding as at December 31, 2001 with an employee allowing for the purchase of up to 15,000 Common Shares as to 10,000 Common Shares at an exercise price of $3.00 per Common Share expiring on February 11, 2002 (expired unexercised) and 5,000 Common Shares at an exercise price of $1.00 per Common Share expiring on October 2, 2002

Share Purchase Warrants
At December 31, 2001, warrants in connection with property option agreements were outstanding to purchase 7,570 Common shares at prices ranging from $0.70 per share to $0.90 per share until December 20, 2003, and warrants in connection with the Teck Cominco Agreement were outstanding to purchase 390,000 Common shares at $0.30 per share until February 7, 2002, which exercise date was subsequently amended to July 8, 2002

ITEM VII MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A) MAJOR SHAREHOLDERS

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

At May 1, 2001, the only persons or company who beneficially owned directly or indirectly or exercised control or discretion over shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company were:

Name	Number of Shares	Percentage
John S. Brock (1)	650,825	16.61%
CEDE & Co (2)	415,073	10.59%
CDS & Co (2)	2,690,570	68.65%

(1) The 650,825 shares include 575,705 shares held by John S. Brock Limited, a British Columbia company owned by John S. Brock as to 70% and Wayne J. Roberts as to 30%. (2) CEDE & Co. and CDS & Co. are depository enterprises. It is the Registrant's understanding that CEDE & Co. and CDS & Co. hold the specified Common Shares as shareholders of record in a nominal, fiduciary, trustee or similar capacity. Accordingly, the names of the beneficial owners are not available to the Company unless the shareholders voluntarily elect to contact the Company or request disclosure of his, her or its identity. The Registrant is unaware of the identities of the beneficial owners of these Common Shares.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals. The Company's major shareholders do not have different voting rights. There are no arrangements known to the Company which may at a subsequent date result in a change n control of the Company.

Based on the records of the Company's transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia Canada, there were 3,919,420 common shares of issued and outstanding at May 1, 2002, of which 24 were shareholders of record. To the best of the Company's knowledge, there were at May 1, 2002, 15 registered Canadian shareholders, 9 registered United States shareholders and nil international shareholders, representing 3,493,427, 425,993 and nil shares respectively, being 89.13%, 10.87% and nil% respectively of the Company's shares then outstanding.

B) RELATED PARTY TRANSACTIONS

Except as described below and as noted earlier herein, and in particular, as referenced in "Item VI - Compensation", no executive officer or senior management of the Registrant, nor any security holder listed in Item VII A of this Registration Statement, nor any spouse, relative, associate or affiliate of the foregoing persons, has any interest in any material transactions which occurred during the Company's last three fiscal years and involved the Registrant or any of its subsidiaries; or any presently proposed transaction involving the Registrant or any of its subsidiaries. Except as noted below, during the last three years and through the date of this Annual Report, no senior management or director, nor any associate thereof, was or is indebted to the Registrant or any of its subsidiaries.

Services Provided by John S. Brock Limited

Effective January 1, 1997, the Registrant entered into an administrative services agreement (the "Administrative Agreement") with JSB, a British Columbia company owned by John S. Brock (70%) and Wayne J. Roberts (30%), directors and officers of the Registrant. JSB received from the Registrant its pro rata share of corporate and administrative wages of JSB employees incurred by JSB on behalf of the Company at JSB's cost plus a 5% mark-up, as well as office facilities and operations expenses incurred by JSB on behalf of the Company at JSB's cost plus a 10% mark-up. For the year ended December 31, 2001, an aggregate of $19,446 was paid to JSB for services performed and provision of office facilities pursuant to the Administrative Agreement. The Administrative Agreement was terminated March 31, 2001.

Effective January 1, 1997, the Registrant entered into an exploration management agreement (the "Exploration Agreement") with JSB pursuant to which JSB would implement exploration programs on certain properties of the Company. Under the Exploration Agreement, the Company was charged for the cost of exploration and field wages of JSB employees incurred by JSB on behalf of the Company at JSB's cost plus a 5% mark-up, and exploration project management fees charged by JSB calculated at 10% of the first $1.0 million of exploration costs, 8% of the next $1.0 million of exploration costs, and 6% of all exploration costs thereafter. For the fiscal years ended December 31, 1999, and 2000, JSB elected to charge 6% of all exploration costs incurred by the Company. For the fiscal year ended December 31, 2001, JSB elected to charge 8% of all exploration costs incurred by the Company. For the year ended December 31, 2001, the Company paid an aggregate of $7,369 to JSB for exploration and geological management services pursuant to the Exploration Agreement. The Exploration Agreement was terminated March 31, 2001.

Effective April 1, 2001, the Registrant entered into an administrative services agreement (the "Badger Administrative Agreement") with Badger & Co., a British Columbia company owned by John S. Brock (40%), Wayne J. Roberts (30%), and Jeannine P. M. Webb (30%) directors and/or officers of the Registrant. Badger & Co. received from the Registrant its pro rata share of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up. For the year ended December 31, 2001, an aggregate of $73,749 was paid to Badger & Co. for services performed and provision of office facilities pursuant to the Badger Administrative Agreement.

Effective April 1, 2001, the Registrant entered into an exploration management agreement (the "Badger Exploration Agreement") with Badger & Co. pursuant to which Badger & Co. would implement exploration programs on certain properties of the Company. Under the Badger Exploration Agreement, the Company was charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs. For the year ended December 31, 2001, the Company paid an aggregate of $31,335 to Badger & Co. for exploration and geological management services pursuant to the Badger Exploration Agreement.

<u>Indebtedness to Company of Directors and Senior Management</u>

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company.

C) INTERESTS OF EXPERTS AND COUNSEL

This Form 20F is being filed as an Annual Report under the Exchange Act and as such, there is no requirement to provide information under this section.

ITEM VIII FINANCIAL INFORMATION

A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal years ended December 31, 2001, 2000 and 1999, which contain an Auditors' Report dated March 15, 2002, Consolidated Balance Sheets as at December 31, 2001 and 2000, Consolidated Statements of Loss and Deficit, Consolidated Statements of Deferred Exploration and Mineral Property Expenditures, and Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999, and Notes to Consolidated Financial Statements.

Legal or Arbitration Proceedings

As of the date hereof, the Company is not party to any active or pending legal proceedings initiated by it and, to the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties. However, from time to time, the Company may become subject to claims and litigation generally associated with any business venture. In addition, the operations of the Company are subject to risks of accident and injury, possible violations of environmental and other regulations, and claims associated with the risks of exploration operations in foreign areas some of which cannot be covered by insurance or other risk reduction strategies. Since the Registrant is a Canadian corporation and the officers, directors and certain of the persons involved with the Company as professional advisors are resident in Canada, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by a court of the United States which is predicated on civil liabilities under the 1933 Act. The Registrant's Canadian counsel have advised that there is doubt as to the enforceability in Canada, either in original actions or through enforcement of United States judgments, of liabilities predicated solely upon violations of the 1933 Act or the rules and regulations promulgated thereunder.

Dividend Distribution Policy

The Registrant has not paid any cash dividends on its Common Stock and has no present intention of paying any dividends. The current policy of the Registrant is to retain earnings, if any, for use in operations and in the development of its business. The future dividend policy of the Registrant will be determined from time to time by the Board of Directors.

B) SIGNIFICANT CHANGES

Prior to April 30, 2002, the Company entered into option agreements on three Properties under the CEEx Program. See "Item IV – Information on the Company, Business Overview".

ITEM IX THE OFFER AND LISTING

A) PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK

The following table sets forth the price ranges of the Registrant's shares on the Vancouver Stock Exchange, the Toronto Stock Exchange and the Canadian Venture Exchange for each of the most current five years, each of the quarters for the most current two years and each of the most current six months, after taking into effect the consolidation of the Registrant's capital on a ten (10) old shares for one (1) new share basis on December 5, 2001:

For each of the most current five years:

Year	High	Low
2001	$0.40	$0.10
2000	$1.10	$0.40
1999	$1.80	$0.35
1998	$5.10	$0.30
1997	$13.5	$1.70

For each of the quarters for the most current two years:

Quarter	High	Low
October to December, 2001	$0.40	$0.18
July to September, 2001	$0.40	$0.10
April to June, 2001	$0.50	$0.20
January to March,2001	$0.70	$0.30
October to December, 2000	$1.10	$0.40
July to September, 2000	$1.30	$0.50
April to June, 2000	$3.00	$0.65
January to March, 2000	$1.20	$0.40

For each of most current six months:

Month	High	Low
May, 2002	$0.36	$0.30
April, 2002	$0.35	$0.23
March, 2002	$0.25	$0.14
February, 2002	$0.17	$0.11
January, 2002	$0.29	$0.12
December, 2001	$0.35	$0.18

B) PLAN OF DISTRIBUTION

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C) MARKETS

The Registrant's Common Shares commenced trading on the Canadian Venture Exchange ("CDNX") (now the TSX Venture Exchange) of British Columbia and Alberta, Canada under the symbol "CXP" and CUSIP No. 664903 50 7 on December 5, 2001. The Registrant's Common Shares traded on The Toronto Stock Exchange ("TSE") in Ontario, Canada from April 18, 1997 to September 11, 2000 , on the Canadian Venture Exchange ("CDNX") in British Columbia and Alberta, Canada under the symbol "NCW" from December 8, 2000 to December 4, 2001, and on the Vancouver Stock Exchange ("VSE") in British Columbia, Canada from November 18, 1987 to December 31, 1997. The Registrant's shares were suspended from trading on the TSE effective September 11, 2000 for failure to meet minimum listing requirements through those facilities. The Registrant applied and was granted trading privileges on the CDNX to commence trading on December 8, 2000. The Company has no current plans to seek a listing on any U. S. exchange or on NASDAQ.

D) SELLING SHAREHOLDERS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E) DILUTION

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F) EXPENSES OF THE ISSUE

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM X ADDITIONAL INFORMATION

A) SHARE CAPITAL

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B) MEMORANDUM AND ARTICLES OF ASSOCIATION

The information called for by this item is contained in an Exhibit to the Company's Registration Statement on form 20F filed with the Commission on October 21, 1996 and Exhibits filed herewith. In particular:

1. The Company's Memorandum and Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. 322353. Under the provisions of the Company Act (BC), the Company has the power and capacity of a natural person of full capacity except that it does not have the capacity to operate a railway as a common carrier nor to operate as a club. There are no further restrictions in the Company's memorandum, on the business that the Company can carry on nor on the powers the Company can exercise.
2. Part 15 of the Company's articles sets out the circumstances whereby a director must not vote on a proposal, arrangement or contract in which the director is materially interested, article 12.2 sets out the directors' powers to determine their compensation, Part 8 of the Company's articles outlines the Company's borrowing powers exercisable by the directors and article 12.3 sets out that no shares are required to be held for director's qualification.
3. The Company's common shares rank equally as to dividend rights, voting rights (even though the Company's directors stand for re-election at staggered intervals), rights to share in the Company's profits and liquidation rights. The Company's common shares are not, under the Company's memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.
4. In accordance with the Company Act (BC) and Part 6 of the Company's articles, a special

resolution is required to change the rights of holders of the Company's common shares. A special resolution is:

(a) a resolution passed by a majority of not less than ¾ of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company
   i) of which notice as the articles provide and not being less than 21 days' notice specifying the intention to propose the resolution as a special resolution, has been duly given, or
   ii) if every member entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days' notice has been given, or

(b) a resolution consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the company , and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the company.

5. Part 9 of the Company's articles together with applicable corporate and securities laws contain the conditions governing the manner in which annual and extraordinary general meetings of shareholders are called including Advance Notice for Election of Directors and Notice of Meeting/Proxy Solicitation requirements. Part 10 of the Company's articles deals with proceedings at such meetings including quorum requirements.
6. To the Company's knowledge, there are no limitations on the rights to own securities.
7. There are no provisions of the Company's memorandum or articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.
8. There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.
9. There are no conditions imposed by the memorandum and articles of the Company governing changes in the capital of the Company that are more stringent than is required by law.

C) MATERIAL CONTRACTS

During the year ended December 31, 2000, the Company entered into exploration and option to purchase agreements (the "Agreements") with Meridian Gold Company ("Meridian") of Reno, Nevada, whereby the Company assigned its rights to the Guadalupe property in consideration for Meridian paying the Company U.S. $370,000, reimbursing the Company for expenses of U.S. $20,000, and making staged payments to underlying property vendors totaling U.S. $560,000. Upon completion of the payments, Meridian would have exercised its purchase option from the Company and the rights to the Guadalupe property would have been effectively assigned. As a result of the Agreements, the Company wrote-down the carrying value of the Guadalupe property, as at December 31, 2000, to its estimated net realizable value of $856,723. (See "Item IV- Information on the Company, Description of the Property" and "Item V – Operating and Financial Review and Prospects".) On October 3, 2001, Meridian provided notice to the Company that Meridian had terminated the Meridian Agreements with the Company, with an effective date of November 22, 2001 and prior to December 31, 2001, the Company provided notice to the underlying property vendors of the G&R Property that the Company had relinquished title to the G&R Property. Accordingly, the Company has no further right, title and obligation with respect to the G&R Property. See "Item V – Operating and Financial Review and Prospects".

During 2001, the Company and Teck Cominco entered into the Teck Cominco Agreement. Under the terms of the Teck Cominco Agreement, the Company issued to Teck Cominco 390,000 Units at $0.30

per Unit, which allow Teck Cominco to maintain future participation rights by providing staged funding to the Company in the aggregate amount of $480,000. An initial $117,000 was received prior to December 31, 2001. Each Unit consists of one common share and one $0.30 share purchase warrant. Exercise of the warrants on or before February 7, 2002 (subsequently amended to July 8, 2002), will provide an additional $117,000 the Company. Teck Cominco's next funding election for an additional $246,000 takes place on April 15, 2002 (subsequently amended to September 15, 2002). For a more detailed description of the CEEx Program, see Item IV - Information of the Company - Business Overview.

The Company has outstanding stock option agreements with directors, senior management and employees of the Company or JSB or Badger & Co. whereby the individuals may acquire a certain number of shares of the Registrant on or prior to certain expiry dates, at fixed prices. See "Item VI – Directors and Senior Management – Options to Purchase Securities from the Registrant".)

The Company has agreements with the Pan Atlantic group, whereby the holder of warrants may acquire a total of 7,570 shares of the Registrant at prices ranging from $0.50 per share to $0.90 per share on or before December 20, 2003. (See "Item IV- Information on the Company, Description of the Property".)

D) EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non- resident holders of the Registrant's securities. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the Unites States. For further information concerning such withholding tax see "Item X Taxation" below.

There are no limitations under the laws of Canada, the Province of British Columbia, or in the charter or other constituent documents of the Registrant with respect to the right of non-resident or foreign owners to hold and/or vote shares of the Registrant's common stock. However, the *Investment Canada Act* (the "Act") enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the Act. For the purposes of the Act, "Control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business or the direct or indirect acquisition of interests in an entity that carries on a Canadian business, or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation, is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisitions of Canadian businesses with assets with a gross book value of Cdn. $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of Cdn. $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than Cdn. $5,000,000 and represents greater than 50% of the total value of the assets of all the entities, control of which is being acquired.

Pursuant to the *World Trade Organization Agreement Implementation Act*, the Act was amended to provide that the value of the business acquisition threshold (the "Threshold") above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act. For 1997, for example, the Threshold was determined to be Cdn. $172,000,000.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

1. Engages in production of uranium and owns an interest in producing uranium property in Canada;
2. Provides financial services;
3. Provides transportation services;
4. Is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

E) TAXATION

The following is a summary prepared by the Registrant, of the principal Canadian federal income tax considerations which would generally apply to holders of the Registrant's Common Shares who are resident in the United States, have never been resident in Canada, deal at arm's length with the Registrant, hold their Common Shares as capital property and who will not use or hold the Common Shares in carrying on business in Canada (together, "Non-Residents"). Additional rules may apply to other U.S. persons.

This summary is based upon the provisions of the *Income Tax Act* of Canada and the regulations thereunder (collectively, the "Tax Act") and the Canada-United States Tax Convention (the "Tax Convention") as at the date of this Annual Report and the current administrative practices of Revenue Canada, Taxation. This summary does not take into account provincial income tax consequences.

THIS SUMMARY IS OF A GENERAL NATURE ONLY, PREPARED BY THE REGISTRANT AND IS NOT INTENDED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF

COMMON SHARES AND SHOULD NOT BE SO CONSTRUED. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES APPLICABLE TO THE OWNERSHIP AND TRANSFER OF THE REGISTRANTS SECURITIES.

Dispositions of Common Shares

The sale or other disposition of the Registrant's securities held by U.S. resident shareholders generally will not be subject to Canadian capital gains tax. However, Paragraph 2 of Article XIII of the Tax Convention provides that gains realized from the sale of a stockholding that is effectively connected with a permanent establishment in Canada may be subject to tax in Canada on such gains if the stockholding constitutes business property and such gains are attributable to such permanent establishment. The right of Canada to tax such gains is limited to a twelve-month period following the termination of the permanent establishment. In addition, if the Registrant were to hold real property located in Canada and the value of its Common Shares were, at the relevant time, derived principally from such real property holdings, under Paragraph 3 of Article XIII of the Tax Convention, any disposition of the Common Shares by U.S. resident shareholder would be subject to Canadian capital gains tax.

Also, in certain circumstances a sale or disposition of the Common Shares by a Non-Resident could be treated as a deemed dividend to the Non-Resident and subject the Non-Resident to withholding as described below with respect to dividends generally. The dividend treatment would apply if (i) the shareholder transferred the shares to a Canadian corporation and the Registrant in a non- arms-length transaction, and (ii) immediately after the transfer, the transferee corporation were connected entities (as defined in the Tax Act), and (iii) the fair market value received by the Non-Resident (other than shares received in the purchasing corporation) exceeded the paid-up capital of the Common Shares sold. If the three criteria are met, the Non-Resident would be treated as having received a deemed dividend from the Registrant and would be taxed at dividend rates on the difference between the paid-up capital and the fair market value received (exclusive of shares in the purchasing corporation).

Dividends

Generally, dividends that are paid by Canadian corporations to non-resident shareholders are subject to a non-resident tax of 25%. However, Paragraph 2 of Article X of the Tax Convention provides that, dividends paid by a Canadian corporation to a corporation resident in the United States (with no permanent establishment in Canada), which owns at least 10% of the voting stock of the corporation paying the dividend, are subject to Canadian Non-Resident withholding tax at the source of 6% for 1996 and 5% thereafter of the gross amount of the dividend.

In all other cases, when a dividend is paid by a Canadian corporation to the beneficial owner of shares resident in the United States, the Canadian Non-Resident withholding tax at the source is 15% of the gross amount of the dividend. The 6% (5% beginning in 1997) and 15% rates of Canadian Non-Resident tax do not apply if the beneficial owner of the dividend carries on business in Canada through a permanent establishment in Canada and the stock holding upon which the dividends are paid is effectively connected with such permanent establishment. Paragraph 3 of Article X of the Tax Convention defines the term "Dividends" as the term is used in the Article. Under the definition, Canada is permitted to apply its domestic rules for differentiating dividends from interest and other disbursements.

Prior to May 23, 1985, certain stock dividends paid by Canadian public corporations to Non-Resident shareholders were not subject to Canadian Non-Resident withholding tax. However, all stock dividends declared after May 23, 1985 are subject to the normal Canadian Non-Resident withholding tax rules with respect to the dividend amount. The amount of a stock dividend is defined to be the amount of the increase in the paid-up capital of the corporation by virtue of the dividend.

F) DIVIDENDS AND PAYING AGENTS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G) STATEMENTS BY EXPERTS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H) DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the head office of the Company, #1407 – 675 West Hastings Street, Vancouver, British Columbia, during normal business hours.

I) SUBSIDIARY INFORMATION

There is no information relating to the Registrant's subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the consolidated financial statements.

J) RISK FACTORS

The securities of the Registrant are highly speculative. In evaluating the Company, it is important to consider that the Company is a resource exploration enterprise and that it is in the exploratory stage of its operations. To date, the Company has had no revenues and there is no immediate expectation of revenues. A prospective investor or other person reviewing the Company should not consider an investment in the Registrant unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Company's business including:

Business Risks of Mineral Exploration

The Company is engaged in the exploration of mineral resource properties. To date, any exploration program carried out by the Company has been an exploratory search for ore. Mineral exploration involves significant operating and investment risks and few properties which are explored are ultimately successfully developed into producing mines. The Company does not have any interests, direct or indirect, in producing mines or mineral properties which, as of the date hereof, have a known body of commercial ore. Exploration for mineral resources requires compliance with the laws of the jurisdiction in which the exploration is taking place and potential changes to laws relating to exploration activities, environmental considerations and ownership of the properties being explored can have a significant impact on the Company.

Uncertainty of Establishing Mineral Reserves

Locating mineral deposits depends on a number of factors, including the technical skill of the exploration personnel involved. Whether a mineral deposit, once discovered, will be commercially viable also depends on a number of factors, including the particular attributes of the deposit (i.e., the size and grade of the deposit and the proximity of the deposit to the mine development infrastructure) as well as the market prices of precious metals and ores, which can be highly volatile. Factors contributing to the uncertainty of establishing reserves of minerals may be resolved by further exploration for additional mineralization, establishment of infrastructure by non-related entities, development of improved mining technologies and increased market prices for the metals. In the event that the Company's exploration efforts succeed and established reserves of minerals are identified, but various factors make mining not commercially viable, the Company would postpone mine development until there was an improvement in the factors contributing to commercial viability. In the event that such commercial viability is never attained, the Company could seek to sell or otherwise realize value or could be required to abandon its business and fail as a "going concern."

Need for Additional Capital

Currently, exploration programs and feasibility studies are pursued by the Company with an objective of establishing mineralization of commercial quantities. The Company may fund the proposed programs and feasibility studies through equity financing and the possible exercise of outstanding options. Such funding would be dilutive to current shareholders. Should sources of equity financing not be available to the Company, the Company would seek a joint venture relationship in which the funding source could become entitled to a shared, negotiated interest in the property or the projects. If exploration programs carried out by the Company are successful in establishing ore of commercial quantities and/or grade, additional funds will be required to develop the properties and reach commercial production. In that event, the Company may seek capital through further equity funding, debt instruments, by offering an interest in the property being explored and allowing the party or parties carrying out further exploration or development thereof to earn an interest, or through a combination of funding arrangements. There can be no assurance of such funding sources. Furthermore, if the Company is not able to obtain the capital resources necessary to meet property payments or exploration or development obligations which now apply or which would apply in joint ventures with others, its potential as a "going concern" could be seriously affected.

Uncertainty of Ownership Rights and Boundaries of Resource Properties

There is no assurance that the rights of ownership and other rights in concessions held by the Company are not subject to loss or dispute particularly because such rights may be subject to prior unregistered agreements or transfers or other land claims and may be affected by defects and adverse laws and regulations which have not been identified by the Company. Notwithstanding that the exploration and exploitation concessions in respect of which the Company may hold various interests have been surveyed, the precise boundary locations thereof may be in dispute.

Uninsurable Risks

In the course of exploration and development of, and production from, mineral resource properties, certain risks, and in particular, unexpected or unusual geological formations and engineering operating conditions may occur and may expose the Company to liabilities. Should such liabilities arise the payment of such liabilities may have a material, adverse effect on the Company's financial position. It is not always possible to fully insure against such risks or the Company may elect not to cover such risks because of the high cost of such insurance. The Company may become subject to liability for pollution or hazards. Payment of liabilities for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Company. Currently, the Company is a named insured with respect to Commercial General Liability and Excess Liability in a gross amount limited to $10 million (Cdn.) for each occurrence.

Uncertainty of Markets for Metals

The global market price for metals and in particular for gold and silver is influenced by numerous factors beyond the control of the Company. The world-wide precious metals market has experienced a degree of instability over the last few years, and a number of factors may impact future prices. Such factors include supply and demand, inflation, imposition of export controls, government regulated ad valorem taxes and royalties that may be imposed on metal production, refining costs and penalties, labor problems experienced by large producers and market price fluctuations resulting from speculative and production hedging activity. The exact effect of these factors cannot be accurately predicted and the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Uncertainty of Mexican Currency Fluctuations and Operating Requirements

The Company is operating in Mexico which has experienced rapid and sometimes unanticipated changes in internal government leadership, economic uncertainty, currency devaluation and other fiscal and political changes characteristic of developing economies. The potential for future incidents of fluctuation of monetary factors combined with political, legal and regulatory uncertainties may increase the risks to the overall predictability of Company operations.

Necessity for Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities. While the Company currently has been granted all requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain renewals of all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Impact of Environmental Regulations

The Company's operations are subject to environmental regulations promulgated by government agencies.

Competition

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company. Nevertheless, the market for the Company's possible future production of minerals tends to be commodity rather than enterprise oriented since mineral products tend to be fungible. As a result, the competitive factors are principally impacted by overall market issues rather than by corporate presence and strength. Accordingly, the Company expects to compete by keeping its production costs low (as yet, the Company does not have any property in the development or production stage) through judicious selection of the property to be developed and by keeping overhead and other charges within industry standards.

Dependence on Management

The future success of the Company depends on the abilities and efforts of a small number of individuals. Loss of the services of any of the described persons could adversely affect the Company's business prospects. While the Company believes that it will be able to recruit and retain personnel with the skills required for future growth, there can be no assurance that it will be successful in such efforts. Failure to do so could have an adverse impact upon the Company's business, the results of its operations and its prospects.

Potential Conflicts of Interest

The Directors of the Company serve as directors of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation. The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the company and its shareholders. However, in conflict of interest situations, directors of the Registrant may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that the needs of the Registrant will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Indemnity and Protection of Directors, Officers and Employees

Article 19.1 of the Registrant's Articles states:

> "Subject to the provisions of the Company Act [the British Columbia Company Act], the directors shall cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses including any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his or their being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each director of the Company, on being elected or appointed, shall be deemed to have contracted with the Company on the terms of the foregoing indemnity."

The Article also provides similar protection for officers and employees for liabilities incurred arising out of the performance of their duties or by reason of their position with the Registrant. Thus, the Registrant may be required to pay amounts to settle any such claims that may arise, if any. The impact of any such possible future indemnity protection cannot be determined at this time. Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

Ownership By Officers and Directors

As of May 1, 2002, current directors and senior management of the Registrant beneficially owned or controlled 690,355 Common Shares and have rights to acquire 105,000 Common Shares, resulting in ownership after acquisition and issuance of 795,355, approximately 18.0% of the fully diluted 4,426,990 Common Shares. As a result, in addition to their influence as officers and directors, if such persons act together as shareholders, they can substantially impact shareholder voting results.

Potential Dilution

Commitments exist which could require the issuance of additional shares of the Registrant, such as by way of the exercise of stock options and the exercise of outstanding share purchase warrants. Furthermore future equity financings, property transactions, and issuance of additional stock options among other things may require the subsequent issuance of the Registrant's securities.

No U.S. Listing of the Company's Securities

As noted above, the Registrant's shares are listed on the CDNX. The Registrant's investor base is located principally outside the United States and therefore, it has no current plans to apply for the listing of its shares or to otherwise qualify its securities on any U. S. stock exchange or the NASDAQ automated quotation system. As a result, the market on the Registrant's securities is limited, particularly in the United States. If market interest changes and the Registrant meets the applicable eligibility requirements of NASDAQ or other U.S. exchanges in the future, it may reconsider this policy. Investors should recognize that U.S. market liquidity will not be readily available.

Variations in Operating Results

The Registrant was incorporated on February 24, 1987 and since incorporation has not realized net income nor paid dividends. During the years ended December 31, 2001, 2000, and 1999, the Company had net losses of $388,599, $2,692,574 and $9,745,331, respectively, shareholder deficits of $17,501,745, $17,113,146 and $14,420,572 respectively, and per share losses of $0.11, $0.79 and $4.27 respectively. For further information with respect to the foregoing, see "Item III Key Information - Selected Financial Data" and "Item V Operating and Financial Review and Prospects". There is no assurance that these trends in operating results will change.

Plan of Operations and Financial Sources and Liquidity

At May 1, 2002, the Registrant had 3,919,420 Common Shares outstanding, outstanding options expiring on October 2, 2002, entitling the holders to purchase up to 110,000 Common Shares at prices ranging from $1.00 to $3.00 per share, warrants in connection with property option agreements providing for the issuance of 7,570 Common Shares on the exercise of warrants and warrants in connection with a funding and participation agreement providing for the issuance of 390,000 shares on the exercise of warrants. See "Item V Information on the Company – Description of Property".

During 2001, the Company issued 390,000 shares for proceeds of $117,000, pursuant to the Teck Cominco Agreement.

At December 31, 2001, the Company working capital of $50,888. At December 31, 2001, the Company had insufficient working capital to meet its administrative and overhead expenses anticipated for the twelve months ending December 31, 2002 (approximately $200,000).

To date, the Company's mineral exploration activities have been funded through sales of common shares. The Company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern. The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

ITEM XI QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is in the business of mineral exploration. Gold prices and foreign exchange rates may fluctuate widely from time to time. The Company has not entered into market instruments for trading or other purposes. The Company has limited exposure to such risk at the present time as it has no mineral property assets or operations.

ITEM XII DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

PART II

ITEM XIII DEFAULTS, DIVIDENDS, ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking fund or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company. There are no payments of dividend by the Registrant in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Registrant.

ITEM XIV MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material modification to the rights of security holders

There have been no material modifications to the rights of security holders during the most current fiscal year.

Use of proceeds

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

PART III

ITEM XVII FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see note 10 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see "Item III - Key Information, Selected Financial Data – Exchange Rate Data".

ITEM XVIII FINANCIAL STATEMENTS

Not applicable.

ITEM XIX EXHIBITS

Financial Statements

(i) Management's Responsibility to Financial Reporting
(ii) Auditors' Report dated March 15, 200
(iii) Consolidated Balance Sheets as at December 31, 2001 and 2000
(iv) Consolidated Statements of Loss and Deficit for the years ended December 31, 2001, 2000 and 1999
(v) Consolidated Statements of Deferred Exploration and Mineral Property Expenditures for the years ended December 31, 2001, 2000 and 1999
(vi) Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999
(vii) Notes to the Consolidated Financial Statements for the years ended December 31, 2001, 2000 and 1999
(viii) Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

1.1* Certificate of Incorporation of Progressive Minerals Ltd., dated February 24, 1987

1.2* Certificate of Name Change to change corporate name to Northern Crown Mines Ltd. ("Registrant"), dated February 10, 1989
1.2.1* Altered Memorandum as filed on June 18, 1997
1.2.2* Altered Memorandum as filed on August 23, 2000

1.3* Restated Articles of Registrant, as filed on May 4, 1990
1.3.1* Amendment to Restated Articles of Registrant as filed on July 21, 1998
1.3.2* Amendment to Restated Articles of Registrant as filed on July 21, 1998

2.1* Warrant Transfer Agency Agreement between Registrant and Montreal Trust Company of Canada with respect to B Warrants, dated January 15, 1996

2.2* Amending Warrant Transfer Agency Agreement between Registrant and Montreal Trust Company of Canada with respect to B Warrants, dated January 31, 1996

2.3* Agent's Warrant (Non-Transferable) for Purchase of Shares between Registrant and Canaccord Capital Corporation, dated January 15, 1996.

2.4* Form of Stock Option with respect to Common Shares without par value

2.5* Special Warrant Indenture between the Registrant and Montreal Trust Company of Canada dated as of November 28, 1996

2.6* Warrant Indenture between the Registrant and Montreal Trust Company of Canada dated as of November 28, 1996

2.7* Escrow and Custodial Agreement among Montreal Trust Company of Canada, Newcrest Capital, Inc., CIBC Wood Gundy Securities, Inc., and First Marathon Securities Limited dated as of November 28, 1996

2.8 * Agent's Special Warrants to Acquire Agent's Warrants of Northern Crown Mines Ltd. dated as of November 28, 1996

2.9 * Agent's Compensation Warrants to Purchase Shares of Northern Crown Mines Ltd. dated as of November 28, 1996

2.10* Agency Agreement dated as of November 28, 1996

3.1* Administrative Services Agreement between Registrant and John S. Brock, dated January 1, 1996

3.2* Exploration Program Management Agreement between John S. Brock Limited and Registrant, dated January 1, 1996

3.3* Letter of Understanding to Mr. Roy A. Martin from Registrant, dated June 3, 1991

3.4* Engagement Agreement among Registrant, Mr. Don Cross and Ms. Francine Quevillon, dated January 17, 1992

3.5* Declaration of Concession (Zamora), dated February 23, 1995 (in Spanish)

3.6* Declaration of Concession (Alcaraz), dated February 16, 1995 (in Spanish)

3.7* Declaration of Concession (Ruiz), dated February 16, 1995 (in Spanish)

3.8* Engagement Agreement between Registrant and Mr. Peter Risby, dated April 16, 1996

3.9* Option To Purchase Agreement between Registrant and Pan Atlantic Group Holdings Inc., dated March 25, 1996

3.10* Agreement for Exploration and Unilateral Promise To Sell Agreement between Minera Campanillas, S.A. de C.V. and Minera Sierra Pacifico, S.A. de C.V., dated July 10, 1992, as amended December 15, 1993 (amendment in Spanish and English; underlying agreement in Spanish only)

3.10.1* Amending agreement between Minera Campanillas, S.A. de C.V. and Minera Tatemas, S.A. de C.V., dated July 14, 1997

3.10.2* Amending agreement between Minera Campanillas, S.A. de C.V. and Minera Tatemas, S.A. de C.V., dated September 29, 1998

3.11* Option Agreement between Minera Sierra Pacifico, S.A. de C.V. and Desarrollos Mineros Del Pacifico, S.A. de C.V., dated as of October 20, 1993, as amended by correspondence dated January 15, 1995, December 6, 1994, November 30, 1994 and September 15, 1994.

3.11.1* Option Agreement amendment between Minera Sierra Pacifico, S.A. de C.V. and Desarrollos Mineros Del Pacifico, S.A. de C.V., dated April 15, 1998 and March 15, 1999

3.12* Agreement with respect to the acquisition of the Mariposa Properties by the Company (for exploration and development) among certain individuals, Pan Atlantic Group Holdings Inc. and Northern Crown Mines Ltd. dated October 25, 1996.

3.12.1* Agreement with respect to the settlement of debt for the acquisition of the Mariposa Properties by the Company (for exploration and development) among certain individuals, Pan Atlantic Group Holdings Inc. and Northern Crown Mines Ltd. dated January 17, 1997.

3.13* Exploration Services and Program Management Agreement between the Registrant and John S. Brock Limited dated January 1, 1997.

3.14* Administrative Services Agreement with John S. Brock Limited dated January 1, 1997.

3.15* Corporate Development Services letter Agreement with Rescom Consultants Ltd. dated April 1, 1997

3.16* Stock Option Plan effective May 7, 1997.

3.17* Minera Tatemas incorporation document (in Spanish) dated February 13, 1997.

3.18* Northern Crown Mines Ltd. Shareholders Rights Plan dated March 20, 1998.

3.19* Minera Reina Isabel incorporation document (in Spanish) dated December 15, 1999.

3.20* Supplementary agreement (in Spanish) with respect to the sale of the shares of Minera Sierra Pacifico, dated December 3, 1999.

3.21* Option agreement (in Spanish) with respect to the sale of the shares of Minera Sierra Pacifico, dated November 10, 1999.

3.22* Sale of shares of Minera Sierra Pacifico agreement (in Spanish), dated November 10, 1999.

3.23* Exploration and option agreement between Minera Reina Isabel and Meridian, dated December 29, 2000.

3.24* Exploration and option purchase agreement between Minera Tatemas and Meridian, dated December 29, 2000.

3.25* Form of Stock Option agreement with respect to Common Shares without par value

3.26 Funding and participation agreement with Teck Cominco dated December 4, 2001

*Previously Filed

INDEX TO FINANCIAL STATEMENTS

Northern Crown Mines Ltd.

Consolidated Financial Statements
December 31, 2001, 2000 and 1999
(expressed in Canadian dollars)

March 15, 2002

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

Jeannine P.M. Webb
Chief Financial Officer

John S. Brock
President

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Northern Crown Mines Ltd.

We have audited the consolidated balance sheets of **Northern Crown Mines Ltd.** as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit, deferred exploration and mineral property expenditures and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
March 15, 2002

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 15, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
March 15, 2002

Northern Crown Mines Ltd.
Consolidated Balance Sheets
As at December 31, 2001 and 2000

(expressed in Canadian dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	54,237	46,546
Accounts receivable	208,798	6,331
	263,035	52,877
Resource assets (note 4)	-	856,723
Property, plant and equipment	2,236	3,132
	265,271	912,732
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	176,073	107,430
Due to management company (note 6)	36,074	478,645
	212,147	586,075
Shareholders' Equity		
Capital stock (note 5)		
Authorized		
250,000,000 common shares without par value		
Issued		
3,919,420 common shares (2000 - 3,529,420)	17,490,085	17,375,019
Contributed surplus	64,784	64,784
Deficit	(17,501,745)	(17,113,146)
	53,124	326,657
	265,271	912,732

Nature of operations and going concern (note 1)

Approved by the Board of Directors

_______________ Director   _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Northern Crown Mines Ltd.

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2001, 2000 and 1999

(expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Administration expenses			
Audit and related services	20,000	20,000	13,000
Bank charges	758	1,418	898
Consulting	2,450	-	1,575
Depreciation	58	143	143
Insurance	2,084	2,010	2,019
Interest on promissory note (note 6)	4,013	15,720	40,574
Legal	91,166	58,668	78,855
Loss (gain) on foreign exchange	1,298	(3,140)	(1,306)
Office operations and facilities	113,309	86,806	74,189
Salaries and wages	49,614	54,042	70,419
Shareholder communication	455	-	-
Transfer agent and filing fees	28,729	26,670	53,129
Travel	9,416	19,831	18,314
	323,350	282,168	351,809
Other expenses (income)			
Interest income	(3,087)	(1,179)	(1,445)
Loss on disposal of subsidiary (note 3)	-	-	408,282
Loss on disposal of assets	-	21,840	-
Write-off of exploration expenditures (notes 3 and 4)	63,245	1,103,379	7,641,051
Write-off of property acquisition costs (notes 3 and 4)	5,091	1,286,366	1,345,634
	65,249	2,410,406	9,393,522
Loss for the year	388,599	2,692,574	9,745,331
Deficit - Beginning of year	17,113,146	14,420,572	4,675,241
Deficit - End of year	17,501,745	17,113,146	14,420,572
Basic and diluted loss per common share	0.11	0.79	4.27
Weighted average number of common shares outstanding (note 5)	3,531,045	3,393,498	2,280,897

The accompanying notes are an integral part of these consolidated financial statements.

Northern Crown Mines Ltd.

Consolidated Statements of Deferred Exploration and Mineral Property Expenditures

For the years ended December 31, 2001, 2000 and 1999

(expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Exploration and mineral property expenditures			
Accommodation	926	174	-
Consulting	9,291	41,550	44,929
Depreciation	838	12,504	7,344
Environmental and permitting	905	-	-
Expediting	2,007	86	397
Field supplies	64	-	-
Maps, printing and drafting	1,370	82	937
Project management fees	4,538	2,765	2,658
Property acquisition costs	5,091	48,974	540,117
Salaries and wages	43,144	35,948	33,529
Transportation	162	224	684
	68,336	142,307	630,595
Consideration received relating to the sale of Guadalupe	(657,051)	-	-
Mesa Galindo property (note 3)	-	-	(992,200)
Other	-	(76,222)	(20,427)
Write-off of exploration expenditures	(63,245)	(1,103,379)	(7,641,051)
Write-off of property acquisition costs	(5,091)	(1,286,366)	(1,345,634)
Reclassification (note 4(a))	(199,672)	-	-
	(925,059)	(2,465,967)	(9,999,312)
Decrease in exploration and mineral property expenditures	(856,723)	(2,323,660)	(9,368,717)
Balance - Beginning of year	856,723	3,180,383	12,549,100
Balance - End of year (note 4)	-	856,723	3,180,383

The accompanying notes are an integral part of these consolidated financial statements.

Northern Crown Mines Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2000 and 1999

(expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Cash flows from operating activities			
Loss for the year	(388,599)	(2,692,574)	(9,745,331)
Items not affecting cash			
Depreciation	58	143	143
Loss on disposal of subsidiary	-	-	408,282
Loss on disposal of assets	-	21,840	-
Write-off of exploration expenditures	63,245	1,103,379	7,641,051
Write-off of property acquisition costs	5,091	1,286,366	1,345,634
	(320,205)	(280,846)	(350,221)
Changes in non-cash working capital items			
(Increase) decrease in accounts receivable	(2,795)	155,733	(160,487)
Decrease in accounts payable and accrued liabilities and due to management company	(373,928)	(14,930)	(181,259)
	(376,723)	140,803	(341,746)
	(696,928)	(140,043)	(691,967)
Cash flows from financing activities			
Issue of common shares	117,000	-	322,500
Exercise of warrants	-	263,715	-
Advances from related party	-	15,719	105,662
Share issue costs	(1,934)	-	-
	115,066	279,434	428,162
Cash flows from investing activities			
Sale of property, plant and equipment	-	9,257	-
Exploration expenditures - net of depreciation	(67,498)	(129,803)	(283,751)
Net cash received on disposal of subsidiary (note 3)	-	-	566,772
Consideration received relating to the sale of Guadalupe (note 4)	657,051	-	-
	589,553	(120,546)	283,021
Increase in cash and cash equivalents	7,691	18,845	19,216
Cash and cash equivalents - Beginning of year	46,546	27,701	8,485
Cash and cash equivalents - End of year	54,237	46,546	27,701
Supplemental cash flow information			
Non-cash operating and financing activities			
Settlement of accounts payable by acquiror of Guadalupe property (note 4)	-	(76,222)	-
Issue of shares on repayment of promissory note	-	380,260	-
Issue of promissory note for mineral property	-	-	112,500
Issue of shares for mineral property	-	-	227,000
	-	304,038	339,500

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Nature of operations and going concern

Northern Crown Mines Ltd. (the company) is in the business of acquiring and exploring mineral properties. As at December 31, 2001, the company had disposed of, or is allowing to lapse, all of its mineral properties. Management are in the process of seeking additional mineral property opportunities, principally in North America.

As at December 31, 2001, the company had current liabilities of $212,147 (2000 - $586,075) and current assets of $263,035 (2000 - $52,877). Of the current liabilities, $36,074 is owed to a party related by virtue of common directors. Of the current assets, $199,672 is receivable for value-added tax paid by the company's Mexican subsidiaries. The company has requested a refund of these taxes from the fiscal authorities of the Government of Mexico. While the company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future (note 4(a)).

The company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern. Such adjustments could be material.

2 Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in Canada. Except as disclosed in note 9, these consolidated financial statements conform in all material respects with U.S. GAAP.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its fully integrated foreign subsidiaries, Minera Reina Isabel, S.A. de C.V. (Minera Reina) and Minera Tatemas, S.A. de C.V. (Minera Tatemas), which were incorporated to carry out mineral exploration and development programs in Mexico. During the year ended December 31, 1999, the company sold a wholly owned subsidiary, Minera Sierra Pacifico, S.A. de C.V. (Minera Sierra) (note 3).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

(expressed in Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents includes cash and short-term deposits maturing within 90 days of the original date of acquisition. In order to limit its exposure, the company deposits its funds in government treasury bills and with large financial institutions.

Resource assets

The company records its interests in mineral properties at cost less option payments received and other recoveries. Exploration expenditures relating to these interests are capitalized until the properties to which they relate are placed into production, sold or allowed to lapse. These expenditures will be amortized over the estimated useful life of the property using the units-of-production method over proven and probable reserves following commencement of production, or written off if the mineral properties or projects are sold or allowed to lapse. General exploration expenditures are expensed as incurred.

From time to time, the company requests from the fiscal authorities of the Government of Mexico reimbursement of value-added tax paid by Minera Reina and Minera Tatemas. While the company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future.

Mineral property option agreements

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received will be treated as a reduction of the carrying value of the related mineral property and deferred costs until the company's costs are recovered. Option payments received in excess of costs incurred will be credited to income.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining-balance method at a rate of 30% per annum.

Income taxes

Effective January 1, 2000, the company retroactively adopted the liability method of accounting for income taxes, following the new standard adopted by the Canadian Institute of Chartered Accountants. The adoption of the new standard resulted in no adjustment to opening deficit. Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

(expressed in Canadian dollars)

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Income and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains and losses arising on translation are included in loss for the year.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. During the year ended December 31, 2001, the company consolidated its outstanding common shares such that every 10 shares outstanding were replaced by one new common share. The comparative year calculations of loss per share have been adjusted to show the information on a post-consolidation basis.

Stock options

The company issues stock options from time to time as described in note 5. No compensation expense is recognized when stock options are granted or exercised. Consideration paid for shares on exercise of stock options is credited to capital stock.

Financial instruments

Cash and cash equivalents, accounts receivable, accounts payable and due to management company are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity.

Capital stock

Where shares are issued for the acquisition of mineral properties, the ascribed price per share is the market price of the shares at the date of issue.

3 Disposition of Minera Sierra

During the year ended December 31, 1999, the company sold one of its wholly owned Mexican subsidiaries, Minera Sierra. Included in the assets of the subsidiary were certain Guadalupe de Los Reyes (MSP Guadalupe) concessions, and the Mesa Galindo property.

Consideration consisted of cash proceeds of $568,566 and the commitment to transfer back to the company, for no further consideration, the MSP Guadalupe concessions at an agreed value of $1,613,072.

(expressed in Canadian dollars)

The assets and liabilities disposed of on the sale of Minera Sierra were as follows:

	$
MSP Guadalupe concessions	1,613,072
Mesa Galindo mineral property	992,200
Cash	1,794
Amount payable to the company in respect of MSP Guadalupe concessions	(1,613,072)
Accounts payable	(17,146)
	976,848
Cash proceeds	568,566
Loss on disposal	408,282

As a result of the valuation of the MSP Guadalupe concessions determined in the above disposition, the company wrote down its remaining resource assets by $8,986,685 to $3,180,383 at December 31, 1999.

4 Resource assets

	2001 $	2000 $
Guadalupe		
Property acquisition costs	-	856,723

a) Guadalupe property

The Guadalupe property is comprised of four groups of concessions, three of which are governed by separate acquisition agreements.

During the year ended December 31, 2000, the company entered into exploration and option to purchase agreements, whereby the company assigned its rights to the Guadalupe property in consideration for the optionor paying the company US$390,000, settling payables of US$50,000 ($76,222) on the company's behalf in 2000 and making future option payments directly to the underlying vendors.

Upon completion of the payments, the optionor would have exercised its purchase option from the company and the rights to the Guadalupe property would have been effectively assigned. As a result of the above agreements, the company wrote down the carrying value of the Guadalupe property at December 31, 2000 to its estimated net realizable value of $856,723. The estimated net realizable value comprised the cash payments of US$390,000 and estimated IVA recoverable of US$170,000.

During 2001, the optionor paid US$390,000 to the company in connection with the exploration and option to purchase agreements. The optionor subsequently terminated the exploration and option to purchase agreements and returned the right to the Guadalupe property to the company, who subsequently relinquished the options to the underlying vendors.

(expressed in Canadian dollars)

During 2001, the company received reimbursement of US$26,247 from the Government of Mexico for value-added tax paid by the company's Mexican subsidiaries in prior years. The remaining value-added tax balance has been reclassified to accounts receivable.

b) The Guadalupe's four groups of concessions are as follows:

i) Guadalupe concession

The company held an exclusive option to earn an effective 100% interest in the Guadalupe property for total consideration of US$1,733,744, of which US$1,258,744 was paid prior to December 31, 2000. In addition, during 1999, the company issued 200,000 common shares to the optionors.

During 2001, the company relinquished the rights to the Guadalupe concession.

ii) Los Reyes Norte concession

The Los Reyes Norte property is divided into two properties, the North Block and South Block. The company held an option to earn a 50% joint venture interest in the North Block by making exploration expenditures totalling US$1,000,000 on or before December 31, 2005, of which US$500,000 has been expended. During 1999, the company acquired a 100% interest in the South Block by issuing 1,675,000 shares of the company to the optionor.

During 2001, the company relinquished the rights to the Los Reyes Norte concession.

iii) Los Reyes Oeste concession

The company acquired a 100% interest in the Los Reyes Oeste property by making payments totalling US$450,000 on or before December 31, 1997 and issuing 1,575,000 shares of the company to the optionor during 1999.

During 2001, the company relinquished the rights to the Los Reyes Oeste concession.

iv) Mariposa concession

The company held an option to earn a 100% interest in 11 concessions comprising the Mariposa property by making payments totalling US$1,177,500 on or before December 31, 2004, of which US$527,500 was paid to December 31, 2000.

During 1999, in accordance with the agreements, the company issued 200,000 shares of the company to the optionors with 200,000 warrants attached, entitling the holder to acquire a total of 100,000 shares at prices ranging from $0.05 per share to $0.09 per share on or before December 20, 2003. During the year ended December 31, 2000, 24,300 shares were issued on the exercise of warrants at $0.05 per share for total consideration of $1,215.

During 2001, the company relinquished the rights to the Mariposa concession.

c) During 2001, the company wrote off amounts relating to other properties of $nil (2000 - $11,982).

(expressed in Canadian dollars)

5 Capital stock

Authorized
250,000,000 common shares without par value

Issued and outstanding

	Price per share $	Number of shares	Amount $
December 31, 1998		18,263,141	16,181,544
For cash			
Private placement	0.06	4,500,000	270,000
Private placement	0.07	750,000	52,500
For property acquisition	0.08	400,000	32,000
For property acquisition	0.06	3,250,000	195,000
December 31, 1999		27,163,141	16,731,044
For cash			
Warrants	0.10	2,625,000	262,500
Warrants	0.05	24,300	1,215
For conversion of principal and interest on promissory note	0.07	5,481,762	380,260
December 31, 2000		35,294,203	17,375,019
10:1 consolidation on December 5, 2001		(31,764,783)	-
For cash			
Private placement	0.30	390,000	117,000
Less: Share issue costs		-	(1,934)
December 31, 2001		3,919,420	17,490,085

a) During 2001:

i) The company entered into a funding and participation agreement with Teck Cominco Limited (Teck Cominco) (the Teck Cominco Agreement). In connection with this agreement, the company issued to Teck Cominco 390,000 units at $0.30 per unit. Each unit is comprised of one common share and one $0.30 share purchase warrant expiring on February 7, 2002. The expiry date of these warrants has subsequently been extended to July 8, 2002. Exercise of the warrants will allow Teck Cominco to maintain participation rights in certain future exploration projects of the company by subscribing to special warrants in an amount up to $246,000 on or before September 15, 2002.

ii) The company consolidated its capital stock as to 10 old common shares for 1 new common share.

(expressed in Canadian dollars)

b) During 2000:

i) The company issued a total of 5,481,762 common shares to a related party pursuant to the conversion of the principal and interest owing under a promissory note, as to 5,142,857 common shares and 338,905 common shares respectively, for a total value of $380,260.

ii) The company issued a total of 2,649,300 common shares on the exercise of warrants for total consideration of $263,715.

c) During 1999:

i) The company issued 4,500,000 units in connection with a private placement at a price of $0.06 per unit to a non-related party, and 750,000 units in connection with a private placement with a related party at a price of $0.07 per unit, for total consideration of $322,500. Each unit comprised one common share of the company and one common share purchase warrant. Each two share purchase warrants entitled the holder to acquire one additional share of the company at $0.10 per share until April 27, 2000. At December 31, 1999, all warrants remained outstanding.

ii) The company issued a total of 3,650,000 shares, for an ascribed value of $227,000, and 200,000 warrants in connection with the Guadalupe property (note 4).

d) Options

i) The company has established a stock option plan whereby the company may from time to time grant up to a total of 700,000 options to directors, officers and employees. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date.

ii) A summary of the status of the company's options as at December 31, 2001 and 2000, and changes during the years then ended is set out below:

	2001		**2000**	
	Shares	**Weighted average exercise price $**	**Shares**	**Weighted average exercise price $**
Outstanding - Beginning of year	1,710,000	0.24	1,085,000	0.30
Granted	-	-	675,000	0.10
Expired	(460,000)	0.30	(50,000)	0.30
Consolidation of options	(1,125,000)	1.92	-	-
Outstanding - End of year	125,000	1.92	1,710,000	0.24

(expressed in Canadian dollars)

iii) As at December 31, 2001, options granted to directors and employees to purchase post-consolidation common shares of the company were outstanding and exercisable as follows:

Number of shares	Price per share $	Date granted	Expiry date
10,000	3.00	February 11, 1997	February 11, 2002
5,000	3.00	February 21, 1997	February 21, 2002
42,500	3.00	October 2, 1997	October 2, 2002
67,500	1.00	March 7, 2000	October 2, 2002
125,000			

Of the above options, 10,000 were issued prior to the implementation of the stock option plan.

As at December 31, 2001, the weighted average remaining contractual life of the outstanding stock options is 0.7 years.

e) Warrants

A summary of the status of the company's warrants as at December 31, 2001 and changes during the year then ended is set out below:

	Warrants outstanding	Weighted average exercise price $
Outstanding - Beginning of year	75,700	0.70
Consolidation of warrants	(68,130)	0.70
Granted	390,000	0.30
Outstanding - End of year	397,570	0.31

The 7,570 warrants are exercisable at the following prices:

- $0.70 per share from December 21, 2001 to December 20, 2002
- $0.90 per share from December 21, 2002 to December 20, 2003

(expressed in Canadian dollars)

6 Related party transactions

Until March 31, 2001, the company had management agreements with John S. Brock Limited, a company owned by John S. Brock, the President of the company (70%), and Wayne J. Roberts, the Vice-President, Exploration of the company (30%).

Under the above agreements, the company paid the following in the year ended December 31, 2001:

a) Cost of operations and administration, charged at cost plus a 10% mark-up (2000 and 1999 - nil%) totalling $15,995 (2000 - $50,612; 1999 - $73,674).

b) Fees for professional services provided at per diem rates, totalling $8,950 (2000 - $61,863; 1999 - $73,038).

c) Exploration salaries and wages charged at cost plus a 10% mark-up (2000 and 1999 - 5%), and project management fees calculated at 8% of all exploration costs totalling $1,870 (2000 - $5,888; 1999 - $4,423).

Amounts payable under the agreements at December 31, 2001 totalled $nil (2000 - $308,129).

During 2001, under a promissory note bearing interest at 8% per annum, the company repaid the balance of principal and interest to John S. Brock Limited. At December 31, 2001, the company owed John S. Brock Limited $nil (2000 - $170,516) for funds advanced and interest charged.

Effective April 1, 2001, the company entered into management agreements with Badger & Co. Management Corp., a company owned by John S. Brock (40%), Wayne J. Roberts (30%) and Jeannine P.M. Webb, Chief Financial Officer of the company (30%).

Under the management agreements with Badger & Co. Management Corp., the company paid the following in the year ended December 31, 2001:

a) Cost of operations and administration, charged at cost plus a 10% mark-up totalling $32,976.

b) Fees for professional services provided at per diem rates, totalling $63,273.

c) Exploration salaries and wages services charged at cost plus a 10% mark-up and project management fees calculated at 8% of all exploration costs totalling $8,835

Amounts payable under the agreements at December 31, 2001 totalled $36,074. There are no stated terms of repayment.

(expressed in Canadian dollars)

7 Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company's effective income tax expense is as follows:

	2001 $	2000 $	1999 $
Income tax recovery at statutory rates	(173,393)	(1,211,658)	(4,385,399)
Increase in taxes from			
Write-down of mineral properties and deferred exploration expenditures	30,492	1,075,385	4,227,735
Benefit of losses not recognized	142,901	136,273	157,664
	-	-	-

The components of future tax assets are as follows:

	$
Other deductible tax pools	512,000
Allowable capital losses	2,506,000
Non-capital loss carry-forwards	1,338,000
	4,356,000
Less: Valuation allowance	(4,356,000)
Future income tax asset	-

At December 31, 2001, the company has approximately $3,378,000 of Canadian operating losses available for carry-forward, $297,000 of Canadian exploration expenditures, $415,000 of Canadian development expenditures and approximately $500,000 of Mexican tax losses, which may be available to offset future taxable income. The Canadian loss carry-forwards of $3,378,000 expire at various times from 2002 to 2008. In addition, the company has approximately $10,167,000 in capital loss carry-forwards available for indefinite carry-forward but only to offset future capital gains. The potential future benefit of these losses has not been recorded.

8 Shareholder rights plan

During the year ended December 31, 1999, the company adopted a shareholder rights plan (the Plan), which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

(expressed in Canadian dollars)

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholder, other than the Bidder, to purchase for $30, common shares of the company having a market value of $60.

9 Material differences between Canadian and U.S. generally accepted accounting principles

The company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have an affect on these financial statements are as follows:

a) Accounting for stock-based compensation

For financial statement presentation purposes, the company follows the recommendations of APB25 in accounting for stock options. This requires the recognition of compensation expense in the financial statements only when the option price is less than the stock price on the grant date.

b) Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses as incurred exploration expenditures relating to unproven mineral properties.

c) If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the consolidated balance sheets would be as follows:

	2001 $	2000 $
Resource assets - under Canadian GAAP	-	856,723
Exploration expenditures	-	-
Resource assets - under U.S. GAAP	-	856,723
Deficit - under Canadian GAAP	(17,501,745)	(17,113,146)
Exploration expenditures	-	-
Deficit - under U.S. GAAP	(17,501,745)	(17,113,146)

(expressed in Canadian dollars)

In addition, the impact on the consolidated statements of loss would be as follows:

	2001 $	2000 $	1999 $
Loss for the period - under Canadian GAAP	(388,599)	(2,692,574)	(9,745,331)
Exploration expenditures - net of write-downs	-	1,010,046	7,570,999
Loss for the period - under U.S. GAAP	(388,599)	(1,682,528)	(2,174,332)
Loss per common share - under U.S. GAAP	(0.11)	(0.50)	(0.96)

d) In December 2001, the Accounting Standards Board issued CICA 3870, "Stock-Based Compensation and Other Stock-Based Payments". The new section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting.

The new section encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees. The new standard comes into effect on January 1, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Northern Crown Mines Ltd. certifies that it meets all of the requirements for filing on Form 20-F and has fully caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN CROWN MINES LTD.

By: ______________________

John S. Brock, President

By: ______________________

Jeannine P.M. Webb, Secretary

DATED: May 16, 2002

FUNDING AND PARTICIPATION AGREEMENT

THIS AGREEMENT, dated for reference December 4, 2001 is made

BETWEEN:

NORTHERN CROWN MINES LTD., of 1407 - 675 West Hastings Street, Vancouver, British Columbia V6B 1N2

("**Northern Crown**")

AND:

TECK COMINCO LIMITED, of 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9

("**Teck Cominco**")

WHEREAS:

(A) Northern Crown is in the process of effecting a 10 old for 1 (one) new share consolidation, subject to regulatory approval.

(B) Northern Crown and Teck Cominco hereby record their agreement regarding the private placement of Northern Crown post consolidation shares and warrants to Teck Cominco and subsequent funding of Northern Crown by Teck Cominco and the covenants of Northern Crown regarding the raising of flow-through financing, the use of the proceeds of the placement and financing and the grant of certain rights of participation of Teck Cominco in properties to be acquired by Northern Crown.

THE PARTIES AGREE AS FOLLOWS:

1. SUBSCRIPTION

1.1 Teck Cominco, as principal, irrevocably subscribes for and agrees to purchase, for an aggregate purchase price of $117,000 (CND) (the "**Unit Subscription Price**"), 390,000 units of Northern Crown (the "**Units**") at $0.30 (CND) per Unit. Each Unit is comprised of:

(a) one post consolidation common share of Northern Crown (the "**Shares**");

(b) one non-transferable share purchase warrant (the "**January Warrants**"), each January Warrant entitling Teck Cominco to purchase one post consolidation share of Northern Crown (the "**January Warrant Shares**") at a price of $0.30 per January Warrant Share (the "**January Warrant Exercise Price**"), such January Warrants to be exercisable, subject to section 2.1, from the date of issue of the January Warrants until the close of business on the fifth business day after January 31, 2002.

1.2 To maintain the rights described in sections 14 and 15, Teck Cominco shall subscribe, on or before April 15, 2002, for that number of special warrants of Northern Crown (the "**Special Warrants**"), at a subscription price per Special Warrant equal to the greater of the "Market Price" (as that term is defined in Policy 1.1 (the "**Policy**") of the Canadian Venture Exchange (the "**Exchange**")) per post consolidation share of Northern Crown and $0.30 (CND) (such greater amount hereafter, referred to as the "**Special Warrant Subscription Price**"), as have an aggregate acquisition cost to Teck Cominco of $246,000 (CDN) (the "**Special Warrant Subscription Amount**").

Each Special Warrant will be exercisable, subject as hereinafter provided, at any time on or before April 15, 2003, without payment of any additional consideration, into one post consolidation common share of Northern Crown (the "**Underlying Shares**") and one non-transferable share purchase warrant (the "**Underlying Warrants**") entitling Teck Cominco to purchase one post consolidation share of Northern Crown (the "**Underlying Warrant Shares**") at the Special Warrant Subscription Price (the "**Underlying Warrant Exercise Price**") per Underlying Warrant Share, such Underlying Warrants to be exercisable from the day of issue of an Underlying Warrant (the "**Issue Date**") until the close of business on the day that is one year after the Issue Date provided, however, that it shall be a term of the Special Warrants that 50% thereof will only be exercisable on or after August 31, 2002 and then only if on or before that date the aggregate $246,000 Special Warrant Subscription Amount has been paid to Northern Crown in accordance with section 3.5 of this Agreement.

1.3 The January Warrants and the Underlying Warrants are collectively the "**Warrants**" and the January **Warrant Shares** and the Underlying Warrant Shares are collectively the "**Warrant Shares**".

1.4 This is a subscription only and will not become an agreement between Northern Crown and Teck Cominco until accepted by Northern Crown by signing this Agreement in the space below. A reference to "this **Agreement**" herein refers to the agreement formed, subject to section 17.1, on acceptance by Northern Crown.

2. THE WARRANTS

2.1 Teck Cominco shall not be required to exercise any Warrants except that if Northern Crown has closed, and gives notice to Teck Cominco prior to January 31, 2002 that it has closed, a flow-through share financing of gross proceeds of at least $2,000,000 (the "**flow-through share financing**"), Teck Cominco shall exercise the January Warrants within five business days of such notice.

2.2 The terms and conditions which govern the Warrants will be referred to on the certificates representing the Warrants, and will contain, among other things, provisions for the appropriate adjustment in the class, number and price for the Warrant Shares upon the occurrence of certain events including any subdivision, further consolidation or reclassification of the shares or payments of stock dividends or the amalgamation of Northern Crown.

2.3 The issue of the Warrants or Special Warrants will not restrict or prevent Northern Crown from obtaining any other financing, or from issuing additional securities or rights during the period within which the Warrants or Special Warrants are exercisable.

2.4 In this Agreement, the term "**Securities**" means the Shares, the Underlying Shares, the Special Warrants, the Warrants and the Warrant Shares.

3. PAYMENT AND USE OF FUNDS

3.1 Teck Cominco will, on its execution of this Agreement, deliver the Unit Subscription Price to Northern Crown's solicitors, (the "**Trustee**") of Vancouver, British Columbia, to be held by them in trust in an interest bearing trust account until "**Closing**" (as hereafter defined) on the terms of this Agreement, by delivery of a certified cheque, bank draft, wire transfer or other form of immediately available funds. The Closing shall be deemed to occur when the Units have been issued by Northern Crown to Teck Cominco. Teck Cominco will irrevocably direct the Trustee to pay the Unit Subscription Price and accrued interest to Northern Crown on Closing.

3.2 Upon receipt of the Unit Subscription Price by the Trustee, and upon acceptance by Northern Crown of this Agreement, Northern Crown will use its reasonable efforts to obtain the acceptance for filing ("**Approval**") of the Exchange to this Agreement including the issue and sale of the Units to Teck Cominco and, in principle, to the subscription by Teck Cominco for the Special Warrants and the granting of various rights under this Agreement to Teck Cominco by Northern Crown.

3.3 If this Agreement does not receive Approval from the Exchange and the Agreement is terminated under section 4.2, Northern Crown will irrevocably direct the Trustee to pay the Unit Subscription Price to Teck Cominco on demand, with accumulated interest.

3.4 Northern Crown will use the Unit Subscription Price to cover its costs and expenses and administrative costs in endeavouring to arrange the flow-through share financing.

3.5 Teck Cominco will, on or before April 15, 2002, deliver the Special Warrant Subscription Amount to the Trustee, to be held by them in trust in an interest bearing trust account until the "**Special Warrant Closing**" (as hereafter defined) on the terms of this Agreement, by delivery of a certified cheque, bank draft, wire transfer or other form of immediately available funds. The Special Warrant Closing shall be deemed to occur when the Special Warrants have been issued by Northern Crown to Teck Cominco. Teck Cominco will irrevocably direct the Trustee to pay, subject to section 3.6, 50% of the Special Warrant Subscription Amount to Northern Crown on the Special Warrant Closing, against delivery of a certificate representing the Special Warrants to Teck Cominco, and to hold the balance thereof in trust in an interest bearing trust account until August 31, 2002, and will irrevocably direct the Trustee to pay, subject to section 3.6, such balance of the Special Warrant Subscription Amount so held in trust, together with accrued interest thereon, to Northern Crown on August 31, 2002.

3.6 If at any time after Teck Cominco delivers the Special Warrant Subscription Amount to the Trustee and on or before the Special Warrant Closing or, after the Special Warrant Closing but on or before August 31, 2002, Northern Crown becomes bankrupt or insolvent, or its common shares become de-listed from the Exchange and do not become re-listed on a recognized North American stock exchange, Northern Crown will irrevocably direct the Trustee to return all, where such time is on or before the Special Warrant Closing, or any remaining portion, where such time is after the Special Warrant Closing, of the Special Warrant Subscription Amount, plus interest, to Teck Cominco and Teck Cominco shall have no further obligation to purchase any Special Warrants or to exercise any Underlying Warrants that may be issued, as the case may be.

4. CLOSING

4.1 Upon receipt of the Approval of the Exchange and payment of the Unit Subscription Price to Northern Crown, Northern Crown will allot and issue the Shares and January Warrants to Teck Cominco and deliver a certificate representing the Shares and a certificate representing the January Warrants registered in the name of Teck Cominco.

4.2 If the Approval of the Exchange is not obtained by December 21, 2001 or such other date as agreed to by the parties, either party may elect to terminate this Agreement by giving written notice of termination to the other party.

5. RESALE RESTRICTIONS

5.1 Teck Cominco understands and acknowledges that, under the *Securities Act* (British Columbia) and the regulations and rules made thereunder (the "**Act**"), the Shares, the January Warrants and the January Warrant Shares are subject to a four-month hold period from the date this Agreement has been executed by Northern Crown and Teck Cominco has irrevocably committed the Unit Subscription Price to acquire the Units, and may not be traded in British Columbia during such four-month period, except as permitted by the Act, and, under the policies of the Exchange, are subject to a four month hold period from the Closing. The certificates representing the Shares, the January Warrants and the January Warrant Shares will bear legends to this effect.

5.2 Teck Cominco understands and acknowledges that resale of the Shares, January Warrants and January Warrant Shares may be restricted beyond the time set out in section 5.1 in certain circumstances contemplated in the Act. Teck Cominco also acknowledges that it has been advised to consult its own independent legal advisor with respect to the applicable resale restrictions and Teck Cominco is solely responsible for complying with such restrictions and Northern Crown is not in any manner responsible for ensuring compliance by Teck Cominco with the applicable resale restrictions.

5.3 Teck Cominco understands and acknowledges that the Special Warrants, the Underlying Shares, the Underlying Warrants and the Underlying Warrant Shares will be subject to resale restrictions including hold periods under the Act and the policies of the Exchange, and that the certificates representing the Special Warrants, Underlying Shares, Underlying Warrants and Underlying Warrant Shares will bear legends to that effect.

6. ACKNOWLEDGMENTS, REPRESENTATIONS, WARRANTIES AND COVENANTS OF TECK COMINCO

6.1 Teck Cominco acknowledges to Northern Crown that, as at the date given above and at the Closing and at the date of the Special Warrant Closing:

(a) no prospectus has been filed by Northern Crown with the British Columbia Securities Commission in connection with the issuance of the Securities, such issuance is exempted from the prospectus requirements of the Act and that in connection with the issuance of the Securities:

(i) Teck Cominco is restricted from using most of the civil remedies available under the Act;

(ii) Teck Cominco may not receive information that would otherwise be required to be provided to it under the Act;

(iii) Northern Crown is relieved from certain obligations that would otherwise apply under the Act;

(b) the offer made by this Agreement is irrevocable (subject to Teck Cominco's right to withdraw its subscription for Units and to terminate its obligations as set out in this Agreement) and requires acceptance by Northern Crown and Approval of the Exchange; and

(c) Northern Crown will have the right to accept this offer in whole only and not in part and the acceptance of this offer will be conditional upon the distribution of the Securities to Teck Cominco being exempt from the prospectus requirements of the Act.

6.2 Teck Cominco represents and warrants to and with Northern Crown that, as at the date given above and at the Closing and at the date of the Special Warrant Closing:

(a) no person has made to Teck Cominco any written or oral representations:

(i) that any person will resell or repurchase any of the Securities;

(ii) that any person will refund the purchase price of any of the Securities;

(iii) as to the future price or value of any of the Securities; or

(iv) that any of the Securities will be listed and posted for trading on a stock exchange or that application has been made to list and post any of the Securities for trading on a stock exchange, other than the Shares, the Warrant Shares, the Underlying Shares and the Underlying Warrant Shares on the Exchange;

(b) Teck Cominco is at arm's length (as that term is customarily defined) with Northern Crown;

(c) Teck Cominco is not a "control person" of Northern Crown as defined in the Act, will not become a "control person" by virtue of the acquisition of the Securities, and does not intend to act in concert with any other person to form a control group of Northern Crown;

(d) Teck Cominco has no knowledge of a "material fact" or "material change" (as those terms are defined in the Act) in the affairs of Northern Crown that has not been generally disclosed to the public, save knowledge of this particular transaction and Teck Cominco's purchase of the Securities has not been made through or as a result of, the distribution of the Securities is not being accompanied by and Teck Cominco is not aware of, any advertisement of the Securities in printed media of general and regular paid circulation, radio or television;

(e) Teck Cominco is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Agreement on behalf of Teck Cominco;

(f) the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, Teck Cominco or of any agreement, written or oral, to which Teck Cominco may be a party or by which it is or may be bound;

(g) this Agreement has been duly executed and delivered by Teck Cominco and constitutes a legal, valid and binding agreement of Teck Cominco;

(h) Teck Cominco has been independently advised as to the applicable resale restrictions including hold periods imposed in respect of the Securities by applicable securities legislation and regulatory and stock exchange policies and confirms that no representations by Northern Crown have been made respecting the resale restrictions including hold periods applicable to the Securities and is aware of the risks and other characteristics of the Securities and of the fact that Teck Cominco may not be able to resell the Securities purchased by it except in accordance with the applicable securities legislation and regulatory and stock exchange policies; and

(i) Teck Cominco has an office at the address set out on the cover page of this Agreement.

6.3 If required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, Teck Cominco will execute, deliver, file and otherwise assist Northern Crown in filing, such reports, undertakings and other documents with respect to the issue of the Securities as may be required.

6.4 Teck Cominco agrees that the above acknowledgments, representations and warranties in this subsection will be true and correct both as of the execution of this Agreement and as of the day of Closing and as of the date of the Special Warrant Closing. The foregoing acknowledgments, representations, warranties and covenants are made by Teck Cominco with the intent that they be relied upon by Northern Crown in determining its suitability as a purchaser of the Securities. Teck Cominco undertakes to notify Northern Crown immediately of any change in any acknowledgment, representation, warranty or other information relating to Teck Cominco set forth herein which takes place prior to the Closing.

7. REPRESENTATIONS, WARRANTIES AND COVENANTS OF NORTHERN CROWN

7.1 Northern Crown represents and warrants to Teck Cominco that, as of the date given above and at the Closing and as of the date of the Special Warrant Closing:

(a) Northern Crown is a company duly incorporated and in good standing under the laws of British Columbia;

(b) Northern Crown is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where required under the laws of that jurisdiction;

(c) the current authorized capital of Northern Crown consists of 250,000,000 common shares without par value, of which 35,294,203 are validly issued and outstanding as fully paid and non-assessable shares in the capital of Northern Crown as at October 31, 2001;

(d) Northern Crown has full corporate power and capacity to issue the Shares and the January Warrants, and to issue the January Warrant Shares upon exercise of the January Warrants in accordance with their terms and, at Closing:

(i) the Shares and January Warrants will be duly and validly created, authorized and issued; and

(ii) the January Warrant Shares will be duly and validly authorized, allotted and reserved for issuance and will, upon exercise of the January Warrants in accordance with their terms, be issued as fully paid and non-assessable;

(e) Northern Crown has full corporate power and capacity to issue the Special Warrants, and to issue the Underlying Shares and Underlying Warrants upon exercise of the Special Warrants in accordance with their terms and to issue the Underlying Warrant Shares upon the exercise of the Underlying Warrants in accordance with their terms and, upon the exercise of the Special Warrants:

(i) the Underlying Shares and Underlying Warrants will be duly and validly created, authorized and issued; and

(ii) the Underlying Warrant Shares will be duly and validly authorized, allotted and reserved for issuance and will, upon exercise of the Underlying Warrants in accordance with their terms, be issued as fully paid and non-assessable;

(f) the issue and sale of the Securities by Northern Crown does not and will not conflict with, and does not and will not result in a breach of, any of the terms of Northern Crown's incorporating documents or any agreement or instrument to which Northern Crown is a party;

(g) this Agreement has been or will be by the Closing, duly authorized by all necessary corporate action on the part of Northern Crown, and Northern Crown has full corporate power and authority to undertake the transactions contemplated by this Agreement.;

(h) Northern Crown is not in default of any of the requirements of the Act or any of the administrative policies or notices of the Exchange;

(i) there has not been any material adverse change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Northern Crown from September 30, 2001, and there have been no material facts, transactions, events or occurrences which could materially adversely affect such capital, assets, liabilities or obligations which have not been disclosed to Teck Cominco;

(j) there are no actions, suits, proceedings or inquiries threatened or pending against or affecting Northern Crown at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency which may in any way materially adversely affect the business, operations or condition (financial or otherwise) of Northern Crown or which affects or may affect the distribution of the Securities and Northern Crown is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(k) the issued and outstanding common shares of Northern Crown are listed on the Exchange; and

(l) no order ceasing or suspending trading in securities of Northern Crown nor prohibiting the sale of such securities has been issued to and is outstanding against Northern Crown or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened.

7.2 Northern Crown represents and warrants to Teck Cominco that its common shares have been halt traded over the facilities of the Exchange since October 2, 2001 and that it is seeking approval to consolidate its capital on a 10 for 1 basis (the "Consolidation"). Northern Crown covenants to Teck Cominco that its common shares will resume trading over the facilities of the Exchange on or before January 4, 2002. If Northern Crown's common shares remain halt traded after January 4, 2002, the following will be applicable:

(a) if Northern Crown's common shares remain continuously halt traded until January 31, 2002, Teck Cominco will be under no obligation to exercise the January Warrants; and

(b) if Northern Crown's common shares remain continuously halt traded until April 15, 2002, Teck Cominco will be under no obligation to purchase the Special Warrants.

7.3 Northern Crown covenants to employ commercially reasonable best efforts on or prior to the issuance of the Special Warrants to ensure that if the applicable securities laws have changed, that appropriate exemptions will be available to it to distribute and deliver the Special Warrants and underlying securities to Teck Cominco.

7.4 The representations and warranties contained in this section will survive the Closing.

8. NORTHERN CROWN FLOW-THROUGH SHARE FINANCING

8.1 Northern Crown shall use its best efforts to complete the flow-through share financing prior to December 31, 2001 and thereafter, for those properties that merit further work, to raise such additional funds as may reasonably be required to continue the exploration and development of those mineral exploration properties in which Northern Crown holds an interest or right to acquire an interest.

9. ADVISORY COMMITTEE

9.1 Promptly following signing of this Agreement, Northern Crown will establish an advisory committee (the "**Advisory Committee**") which will be comprised of two representatives of Northern Crown and two representatives of Teck Cominco. The mandate of the Advisory Committee shall include making recommendations to Northern Crown's board of directors as to the selection of mineral properties for Northern Crown funding, the direction of the Northern Crown's Canadian Empire Exploration Program (the "**CEEx Program**"), approval of proposals for the acquisition of properties by Northern Crown, disposition or vending of interests held by Northern Crown and the approval of ongoing work on the mineral properties included in the CEEx Program. Decisions of the Advisory Committee will be made by unanimous agreement. The Board of Northern Crown will endeavour, in good faith, to implement recommendations of the Advisory Committee.

10. CEEx PROGRAM

10.1 Under the CEEx Program, Northern Crown proposes to enter into option agreements with holders of Canadian mineral exploration properties, including Teck Cominco, and other parties. It is anticipated that each of those option agreements will allow Northern Crown to acquire a majority interest in the optioned property.

11. SELECTION OF MINERAL PROPERTIES

11.1 Properties selected for the CEEx Program will be comprised of properties optioned or acquired from Teck Cominco and from other parties as may be selected by and on terms acceptable to the Advisory Committee.

11.2 The Advisory Committee will attempt to maintain a mineral property portfolio for the CEEx Program consisting of a diversity of commodities, approximately 60% of which will be copper, zinc and gold and approximately 40% of which will include other commodities including, but not limited to, PGEs, silver and REEs. The CEEx Program anticipates that drill-ready projects will comprise approximately 70% of the portfolio, with approximately 20% demonstrating near drill-ready targets and approximately 10% being grass roots.

11.3 Of the flow-through share financing proceeds, at least one third thereof shall be used to fund expenditures on the Teck Cominco Properties (defined below), and the balance may be used on Third Party Properties (defined below)

12. TECK COMINCO PROPERTIES

12.1 Promptly following signing of this Agreement, Teck Cominco and Northern Crown will negotiate option agreements under which Northern Crown may acquire, subject to Teck Cominco's participation rights, up to an 80% interest in Canadian mineral exploration properties that Teck Cominco proposes for farm-out (the **"Teck Cominco Properties"**). The option agreements shall contain substantially the same provisions as set out in the form attached as Schedule A.

13. OTHER PROPERTIES

13.1 Promptly following signing of this Agreement, Northern Crown shall endeavour to identify Canadian mineral properties held by third parties (**"Third Parties"**), other than Teck Cominco, that are suitable for acquisition and Northern Crown will endeavour to negotiate option agreements under which Northern Crown may acquire those properties (the **"Third Party Properties"**). The Third Party Properties to be acquired and the price and other terms of acquisition shall be as approved by the Advisory Committee. However, in order to facilitate Teck Cominco's rights to be able to acquire a direct 51% interest in Third Party Properties under its participation rights contemplated in section 14, it is expected that Northern Crown will acquire at least a 51% interest in those mineral properties and that Northern Crown's interest and the Third Parties interest in such Third Party Properties will be assignable pro-rata to Teck Cominco to facilitate its participation rights as set out in section 14.

14. TECK COMINCO PARTICIPATION RIGHTS

14.1 Teck Cominco will have the participation rights in the Teck Cominco properties as contemplated in Schedule A. Unless Teck Cominco fails to exercise all of the January Warrants or Teck Cominco fails to pay the Special Warrant Subscription Amount to Northern Crown in accordance with section 3.5 of this Agreement, Teck Cominco will have participation rights in Third Party Properties as follows:

(a) if Northern Crown exercises the options on Third Party Properties, Teck Cominco shall have the following participation rights in respect of those properties:

(i) if Northern Crown completes or receives a Preliminary Feasibility Study on a Third Party Property, it shall deliver a copy of such study to Teck Cominco and deliver to Teck Cominco a notice (the "**Notice**") to elect whether to exercise its participation rights ("**Rights**") with respect to said property as contemplated in paragraph (ii). Teck Cominco may exercise its Rights at any time up to and including 60 days after the receipt by Teck Cominco of the Notice. In no case may Northern Crown proceed with a feasibility study or make a production decision with respect to a Third Party Property without first delivering Notice to Teck Cominco under this section (i);

"**Preliminary Feasibility Study**" means a comprehensive study, prepared in good faith, of the viability of exploiting a mineral deposit on the Third Party Property that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and includes an effective method of mineral processing and a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a "**qualified person**" (as that term is defined in National Instrument 43-101), acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

(ii) if Teck Cominco elects to exercise its Rights in the events contemplated in paragraph (i), Teck Cominco may earn a direct 51% ownership and funding interest in the Third Party Property by incurring expenditures equivalent to the greater of two times Northern Crown's expenditures on said property and the expenditures necessary to complete a feasibility study; provided that if Teck Cominco completes a feasibility study on said property and a production decision is made prior to Teck Cominco completing two times Northern Crown's expenditures, Teck Cominco shall apply any unincurred earn-in expenditures to the first capital costs of constructing the mine. Upon Teck Cominco incurring the expenditures contemplated above it will have earned a direct 51% ownership interest in said property and a joint venture with respect to said property will be formed. The joint venture will be governed by its own set of terms to be negotiated in good faith between the parties; and

(iii) if Teck Cominco elects to exercise it's Rights and keeps those Rights in good standing it will be entitled to operate and manage all further work on the applicable property including operating such property as a mine; or

(b) if Northern Crown has not exercised the option on any Third Party Property and does not propose to fund any further exploration or development of that property, then Northern Crown may either abandon the option so the property reverts to the optionor or endeavour to farm out its interest under the option to another third party, it being agreed that:

(i) if an option on a Third Party Property is to be abandoned, Teck Cominco will be offered the right to take an assignment of that option; and

(ii) if Northern Crown wishes to farm out its rights to earn an interest under an option on a Third Party Property, it will first offer that opportunity to Teck Cominco and if Teck Cominco declines the opportunity or, following good faith negotiations, the terms of an acceptable agreement are not reached, Northern Crown may offer the opportunity to another third party free of any participation rights of Teck Cominco, provided the farm-out is on terms no more favourable to the other third party than offered to Teck Cominco.

15. TECK COMINCO RIGHT OF FINANCING

15.1 If Northern Crown retains a participating interest in any property in respect of which Teck Cominco has elected to exercise its participation rights, and Northern Crown proposes to fund its share of the capital costs of constructing a mine on the property, Northern Crown will first offer to permit Teck Cominco to provide that funding at rates negotiated between the parties and if, following good faith negotiations, the terms of an acceptable agreement are not reached, Northern Crown may arrange that funding from another third party, provided the terms are no more favourable to the third party than Northern Crown offered to Teck Cominco.

16. MISCELLANEOUS

16.1 This Agreement is governed by the laws of British Columbia, and the parties hereby irrevocably attorn to the exclusive jurisdiction of the courts of British Columbia.

16.2 Any notice or other communication to a party under this Agreement may be made, given or served by fax or other similar means of recorded transmission or by hand delivery, courier or by mail. Notices sent by fax or other similar means of recorded transmission, or by hand delivery or courier, will be deemed to be received on the day following the transmission or delivery. Notices sent by mail will be deemed to be received on the 7th day following mailing. Each party may change his or its address for service at any time by notice in writing to the other.

16.3 Time is of the essence of this Agreement.

16.4 Teck Cominco and Northern Crown are free to assign interest amongst each other as long as the rights of Teck Cominco are in good standing.

16.5 Northern Crown is free to assign and or consolidate it's entire interest in a property under this Agreement provided that the incoming party delivers, in a form acceptable to Teck Cominco, a document whereby it agrees to be bound by, and comply with, the terms of this Agreement and the rights of Teck Cominco are preserved with respect to said property.

16.6 The parties will execute and deliver all such further documents and instruments and do all such further acts and things as the other party may reasonably require to carry out the full intent and meaning of this Agreement and to effect the issuance of the Securities to Teck Cominco.

16.7 This Agreement contains the whole agreement between Northern Crown and Teck Cominco in respect of the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements, express, implied or statutory, other than those expressly set forth in this Agreement.

16.8 The parties may amend this Agreement only in writing.

16.9 This Agreement enures to the benefit of and is binding upon the parties and, as the case may be, their respective heirs, executors, administrators and, successors.

16.10 This Agreement may be executed in counterparts, each of which when delivered will be deemed to be an original and all of which together will constitute one and the same document.

16.11 A party proposing a press release relating to this Agreement shall provide a copy to the other party for its information prior to release.

16.12 The rights and obligations of the parties shall be several and nothing contained in this agreement shall be construed as creating a partnership or in imposing any fiduciary duty on any party.

16.13 A party shall be entitled to claim force majeure if it is delayed or prevented from performing any obligation by reason of any cause, excluding lack of finances, beyond its reasonable control.

16.14 The captions in this Agreement have been provided for ease of reference and shall be disregarded in interpreting this Agreement.

17. BOARD AND CDNX APPROVAL

17.1 This Agreement is subject to:

(a) approval by Northern Crown's Board of Directors to be obtained, and notice given to Teck Cominco, by 4:30 p.m. on Tuesday, December 4, 2001;

(b) Approval by the Exchange. Northern Crown will promptly file this Agreement and diligently pursue its Approval.

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed by their duly authorized representatives.

NORTHERN CROWN MINES LTD.

By: [signature]
[Title: PRESIDENT]

TECK COMINCO LIMITED

By: [signature]
[Title: CORP. SECRETARY]

By: [signature]
[Title: VP EXPL. BUS. DEVELOPMENT]

This is Schedule A

to the Funding and Participation Agreement between

NORTHERN CROWN MINES LTD., and TECK COMINCO LIMITED

dated December 4, 2001

teckcominco

◆

Northern Crown Mines Ltd.
1407-675 West Hastings Street
Vancouver, B.C.
V6B 1N2

Attention: John S. Brock, President and CEO

Dear Sirs:

Memorandum of Understanding

This letter will follow up our recent discussions regarding Northern Crown Mines Ltd. ("**Northern Crown**") securing an option to acquire, subject to certain participation rights of Teck Cominco Limited ("**Teck Cominco**"), 80 % of Property Interest (as defined in 1.1(a)) in the [name] mineral property (the "**Property**") held by Teck Cominco and more particularly described in Schedule A attached to this letter.

The terms set out below are based on an option with a following unincorporated joint venture (the "**JV**"). You should, of course, appreciate that the terms set out in this letter deal with the major issues that face parties who try to jointly develop a mineral property. This memorandum of understanding (the "**Agreement**") does not contain all of the detail that would be expected in a definitive agreement, and will be replaced by a more formal and comprehensive definitive agreement as contemplated below.

Our proposal is as follows:

OPTION TERMS

1 **Representations and Warranties**

1.1 Teck Cominco represents and warrants to Northern Crown that:

(a) it is the legal and beneficial owner of a ◆% ownership interest in the Property (the "**Property Interest**");

(b) it has exclusive rights and necessary lawful authority to explore for minerals on the Property;

(c) it has exclusive rights to enter into this Agreement and to dispose of the Property Interest in accordance with the terms of this Agreement;

Teck Cominco Limited
600 - 200 Burrard Street, Vancouver, BC, Canada V6C 3L9 ▪ telephone: 604 687.1117 ▪ facsimile: 604 687.6100

(d) there are no adverse claims or challenges against or to the ownership of or title to any of the mineral claims and other interests comprising the Property, nor to its knowledge is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or any interest therein or any production therefrom granted by it and no person has any royalty or other interest whatsoever in the Property or in production therefrom except as herein defined;

(e) the mineral claims and other interests comprising the Property are presently in good standing and are free and clear of all liens, charges and encumbrances;

(f) the Property and its existing and prior uses comply and have at all times complied with, and Teck Cominco are not in violation of, and has not violated, in connection with the ownership, use, maintenance or operation of the Property, any applicable federal, provincial, municipal or local laws, regulations, orders or approvals relating to its operations on the Property; and

(g) without limiting the generality of paragraph (f), Teck Cominco:

(i) have operated the Property and has at all times received, handled, used, stored, treated, shipped and disposed of all environmental or similar contaminants in strict compliance with all applicable environmental, health or safety laws, regulations, orders or approvals; and

(ii) have removed from and off the Property all environmental or similar contaminants.

[Note - for clarity, in some cases it may not be possible for Teck Cominco to make the above representations (f) and (g)]

1.2 Each party represents and warrants to the other party that:

(a) it is a body corporate duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

(b) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(d) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents; and

(e) it is in compliance with all applicable securities laws and applicable stock exchange rules and regulations.

2 Option

2.1 Teck Cominco grants Northern Crown the right and option (the "**Option**") to earn 80% of the Property Interest. This 80% of the Property Interest shall be referred to as the "**Earnable Interest**". The Option shall terminate if Northern Crown does not make the following cumulative Expenditures (as defined in paragraph 5) on the Property, all expressed in Canadian dollars, as follows:

ON OR BEFORE	CUMULATIVE EXPENDITURES
December 31, 2002	$◆
December 31, 2003	$◆
December 31, 2004	$◆
December 31, 2005	$◆

The Expenditures to be incurred on or before December 31, 2002 are firm commitments, the balance of the Expenditures are optional.

2.2 Northern Crown may, on notice to Teck Cominco, at any time after incurring the $◆ Expenditures on or before December 31, 2002 contemplated in paragraph 2.1, terminate this Agreement. Thereupon, Northern Crown shall have no further obligations, financial or otherwise except that it shall, as it relates to its activities on the Property:

(a) leave the Property in a condition which is in compliance with all laws;

(b) deliver to Teck Cominco, all information and data obtained from the Property, including information files, maps, drawings and analytical reports;

(c) have paid all its contractors and suppliers so that no liens attach to the Property; and

(d) transfer title to the Property to Teck Cominco with the Property in good standing for not less than 90 days.

2.3 The remaining 20% of the Property Interest held by Teck Cominco will be a carried ownership interest (the "**Carried Interest**") that is non-assessable until completion of a feasibility study as contemplated in paragraph 14 and, if applicable, Teck Cominco has completed funding any balance of Expenditures in exercising its Normal Rights as contemplated in paragraph 7.

3 Exploration Programs During Option Term and Prior to Teck Cominco Exercising it's Participation Rights

3.1 During the term of this Agreement prior to Teck Cominco's electing to exercise its participation rights under paragraph 7, Northern Crown will design and fund work programs to be carried out on the Property. Prior to commencing a program, Northern Crown shall present the program's work plan and budget to Teck Cominco for information purposes and solicitation of Teck Cominco's comments. Final approval of these programs rests with Northern Crown.

3.2 Teck Cominco shall have the right, if it so elects, to manage the conduct of the program on terms applicable to Teck Cominco as are substantially the same as set forth in paragraph 4.1 as being applicable to Northern Crown.

4 Possession, Reporting and Access

4.1 During the term of the Option and prior to the earlier of the date that Teck Cominco elects to exercise its Normal Rights or Early Rights under paragraphs 6.1(a) and 6.1(b), and the formation of the JV, Northern Crown, and Teck Cominco if it has made an election under 3.2 to manage the program, will:

(a) subject to paragraph 3, have the sole and exclusive possession of the Property and right to do work and explore the Property and to fund Expenditures;

(b) perform its obligations and conduct all operations in a workmanlike and commercially reasonable manner, in accordance with sound mining, engineering and processing methods and practices and save Teck Cominco harmless from any and all claims, suits or actions made or brought against it as a result of work done by or on behalf of Northern Crown, other than work completed by Teck Cominco, on or with respect to the Property;

(c) have the right to abandon back to Teck Cominco any portion of the Property that is no longer of interest to Northern Crown, provided that such portion of the Property is returned in good standing for at least 90 days from Northern Crown's notice of termination. The abandonment of a portion of the Property will not reduce the Expenditure requirements of Northern Crown under paragraph 2.1, unless mutually agreed;

(d) notwithstanding paragraph (c), keep the Property free and clear from any liens or encumbrances relating to its work on the Property and pay all government tenure costs so as to keep the title to the Property in good standing;

(e) obtain and maintain, or cause any contractor engaged hereunder to obtain and maintain, during any period in which active work is carried out hereunder, such insurance as the parties reasonably consider to be appropriate in the circumstances in light of general industry practice;

(f) provide Teck Cominco with regular progress reports during periods of active exploration and with an annual summary of the work performed and the results obtained. The annual summary shall include copies of any drill records, assays, maps, plans and all other relevant factual information and materials not previously delivered;

(g) maintain accounts of its Expenditures on the Property in accordance with accounting principles generally accepted in the mining industry and in a manner consistent with the accounts it maintains for its other joint venture projects; and

(h) within 90 days following the end of each calendar year, Northern Crown shall deliver to Teck Cominco a statement showing in reasonable detail the Expenditures incurred by Northern Crown on the Property during the period last expired and the aggregate Expenditures incurred to the end of such period.

4.2 Each of Teck Cominco and Northern Crown will have access to the Property, at its sole cost and risk, at all reasonable times.

5 Expenditures Defined

5.1 "Expenditures" include:

(a) all costs, expenses, charges and outlays, direct and indirect, funded or incurred by Northern Crown on or in respect of the Property during the term of the Option, including, without limiting generality, all on-site costs, including but not limited to, costs for prospecting, claim staking, tenure obligations, taxes, mapping, surveying, permitting, geochemical surveys, geophysical surveys, sampling, assaying, trenching, drilling, geochemical analyses, road building, drill site preparation, drafting, report writing, consultants, and all other project expenditures; and

(b) a charge of 10%, reduced to 5% on amounts in excess of $50,000 on any single third party contract, for administrative services and head office services overhead provided by or on behalf of Northern Crown (for clarity this charge cannot be against work for which a similar charge has already been levied).

5.2 Where Teck Cominco manages the program, it shall be entitled to bill Northern Crown on the above basis and Northern Crown shall not be entitled to the charge under paragraph 5.1(b) on amounts billed by Teck Cominco who will be entitled to claim the charge under paragraph 5.1(b) in such a case.

6 Northern Crown Right to Fund to Pre-Feasibility Stage

6.1 If Northern Crown exercises the Option and earns the Earnable Interest, it shall have the right to continue to explore and develop the Property and complete a Preliminary Feasibility Study (as defined in paragraph (d)) for the Property and:

(a) if Northern Crown completes or receives a Preliminary Feasibility Study for the Property or a mineral deposit on the Property, it shall deliver a copy of such study to Teck Cominco and deliver to Teck Cominco a notice (the "**Notice**") to elect whether to exercise its participation rights ("**Normal Rights**") contemplated in paragraph 7.1 or to take a royalty. Teck Cominco may exercise its Normal Rights at any time up to and including 60 days after the receipt by Teck Cominco of the Notice. Failure by Teck Cominco to exercise its Normal Rights within such time period will be deemed to be an election to elect to take the royalty. If Teck Cominco elects to take a royalty, Teck Cominco will receive a 10% net profits royalty, as and when available, in production from the Property. Net profits are defined and to be calculated as contemplated in paragraph 16. For clarity any royalty elected for under this paragraph (a) will be in addition to the Carried Interest;

(b) if after having earned the Earnable Interest, Northern Crown does not carry out any exploration and development work on the Property beyond tenure work for a period of at least 18 consecutive months, and does not by the end of such period give notice and commitment to Teck Cominco of its intention to carry out and fund a program in that year, Teck Cominco may elect to exercise its participation rights ("**Early Rights**") with respect to the Property as contemplated in paragraph 7.2;

(c) in no case may Northern Crown proceed with a feasibility study or make a production decision with respect to the Property without first delivering Notice to Teck Cominco under paragraph (a); and

(d) "**Preliminary Feasibility Study**" means a comprehensive study, prepared in good faith, of the viability of exploiting a mineral deposit on the Property that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and includes an effective method of mineral processing and a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a "**qualified person**" (as that term is defined in National Instrument 43-101), acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

7 Teck Cominco Participation Right

7.1 If Teck Cominco elects to exercise its Normal Rights in the events contemplated in paragraph 6.1(a), Teck Cominco may earn 51% of the Earnable Interest by incurring Expenditures equivalent to the greater of two times Northern Crown's Expenditures on the Property and the Expenditures necessary to complete a feasibility study; provided that if Teck Cominco completes a feasibility study on the Property and a production decision is made prior to Teck Cominco incurring two times Northern Crown's Expenditures, Teck Cominco shall apply any unincurred earn-in Expenditures to the first capital costs of constructing the mine. Upon Teck Cominco incurring the Expenditures contemplated above it will have earned 51% of the

Earnable Interest (which for clarity, is in addition to the Carried Interest it already holds) and a JV will be formed. The JV will be governed by the terms set out below.

7.2 If Teck Cominco elects to exercise its Early Rights in the events contemplated in paragraph 6.1(b), Teck Cominco may earn 51% of the Earnable Interest by incurring Expenditures equivalent to two times Northern Crown's Expenditures on the Property. Upon Teck Cominco incurring the Expenditures contemplated above it will have earned 51% of the Earnable Interest (which for clarity, is in addition to the Carried Interest it already holds) and a JV will be formed. The JV will be governed by the terms set out below.

7.3 If Teck Cominco elects to exercise it's Normal Rights or Early Rights and keeps those rights in good standing it will be entitled to operate and manage all further work on the Property including operating the Property as a mine.

<u>**JOINT VENTURE TERMS**</u>

8 Initial Interests and Dilution

8.1 If Northern Crown exercises the Option and earns the Earnable Interest and Teck Cominco exercises its Early Rights under paragraph 6 and earns an interest in the Property as contemplated in paragraph 7, a JV will be formed with each of the parties having an initial interest in the JV as follows:

Northern Crown:	49%; and
Teck Cominco:	51%.

For clarity the above interests are funding interests in the JV and the direct interests in the Property held by the parties are as follows **[Comment - to be adjusted if the Property Interest in less than 100%]**:

Northern Crown	39.2%; and
Teck Cominco	60.8%.

8.2 If Northern Crown exercises the Option and earns the Earnable Interest and Teck Cominco exercises its Normal Rights under paragraph 6 and earns an interest in the Property as contemplated in paragraph 7, a JV will be formed with each of the parties having an initial interest in the JV as follows:

Northern Crown:	39.2%; and
Teck Cominco	60.8%.

8.3 If Northern Crown exercises the Option and earns the Earnable Interest and Teck Cominco does not exercise its Normal Rights or Early Rights under paragraph 6 and Northern Crown completes a feasibility study, a JV will be formed with each of the parties having an initial interest in the JV as follows:

Northern Crown: 80%; and

Teck Cominco: 20%.

8.4 The JV shall be governed by its own set of terms identical in all respects to the JV terms set out below. Subject as aforesaid in paragraphs 8.1, 8.2, 8.3 and 2.3, from the date of JV formation, each party shall bear a share of the Costs (as defined in paragraph 11) and liabilities incurred by the JV which is proportionate to its funding interest in the Property as that may be adjusted from time to time as contemplated below.

9 Management Committee

9.1 A management committee will be formed to approve programs of exploration and development formulated by the Operator. The management committee will be comprised of two representatives and two alternate representatives of each party. Each party's representatives are collectively entitled to a vote which is proportionate to its party's interest in the JV. Management committee decisions are to be made by simple majority.

10 Operator

10.1 Teck Cominco will be the initial operator (the "**Operator**") and, generally speaking, will remain Operator for so long as it maintains the largest single interest. The Operator is responsible for the daily direction of exploration, development and mining activities which it carries out on behalf of the JV.

11 Costs Defined

11.1 "**Costs**" include:

(a) all costs, expenses, charges and outlays, direct and indirect, made or incurred by the Operator on or in respect of the Property; and

(b) an operator's fee for administrative services provided by the Operator and its affiliated corporations and not recovered directly in (a) above, which charge shall be as follows: 10%, reduced to 5% on amounts in excess of $50,000 on any single third party contract of exploration costs and 3% of mine construction costs and mine operating costs.

12 Exploration Programs

12.1 The Operator will propose draft exploration programs for management committee approval and carry out approved programs. Each party may elect to contribute its proportionate share of the Costs required to conduct the program. If a party elects not to contribute its share of Costs (and the other party elects to contribute the shortfall thereby created), the interests of the parties in the JV will be adjusted so that each party holds an interest in the JV proportionate to its contribution to total exploration Costs. However, if any program is completed with less than 80 percent of the budgeted Costs having been incurred, the non-contributing party may contribute its proportionate share of the actual Costs incurred and thereby maintain its interest in the JV. If a party's interest in the JV is so reduced to less than 10% it shall be deemed to have assigned and conveyed its interest in the JV to the other party, in consideration for a 10 % net profits royalty interest as contemplated in paragraph 16. In the case of Teck Cominco, this royalty shall be in addition to any royalty to which it is entitled under paragraph 6.1(a) and 15.

13 Mandatory Program

13.1 If, in any year there is no approved program and circumstances are such that the Operator must incur Costs in order to maintain the Property, the Operator shall be entitled to propose a program (the "**Mandatory Program**") to incur those Costs. The Mandatory Program shall be deemed to be approved and each of the parties shall be obligated to contribute its proportionate share of Costs in respect of that Mandatory Program.

14 Feasibility Study

14.1 Any decision to place the Property into production is to be based on a feasibility study prepared by the Operator and approved by the management committee. The feasibility study shall examine the following matters: a detailed statement of ore reserves; mining methods; metallurgy and processing (including metal recovery); environment, tailings and waste disposal; capital and operating cost estimates; manpower, social and community affairs; transportation methods and costs; marketing; project financing alternatives; a sensitivity analysis; such other matters as it considers appropriate. The feasibility study is to be in a form and in sufficient detail such that management committee considers suitable for each of the parties in arranging production financing for their respective share of mine Costs.

15 Production Decision

15.1 The management committee may approve a feasibility study and the giving of a notice to each of the parties that a decision has been made to construct a mine on the Property. Each party, including Teck Cominco with respect to its Carried Interest contemplated in paragraph 2.3, may commit to contribute its share of Costs required to construct and to operate the mine in proportion to its share of the Property Interest, or some lesser share, less any funding requirements of Teck Cominco under paragraph 7.1. Each party which elects to contribute will hold a Property Interest equivalent to its committed percentage contribution. If either Teck Cominco or Northern Crown elects not to contribute, it will be deemed to have assigned its share of the Earnable Interest, or Carried Interest as the case may be, to the other party, in consideration for a net profits royalty interest, as contemplated in paragraph 16, equivalent to 20% of its share of the Earnable Interest, or Carried Interest as the case may be, it was deemed to have assigned. In the case of Teck Cominco, this royalty shall be in addition to any royalty to which it is entitled under paragraph 6.1(a).

16 Net Profits Royalty

16.1 Net profits are to be calculated and paid in the manner set out in Schedule B.

17 Operating Plans

17.1 A mine shall be operated on the basis of annual operating plans approved by the management committee; provided that the management committee may temporarily suspend or permanently terminate operations pursuant to a suspension or closure plan approved by it.

18 Distribution of Production

18.1 A party contributing to mine Costs is entitled to receive, in kind, its proportionate share of any minerals produced and to separately dispose of the same. Northern Crown will negotiate in good faith with Teck Cominco, terms under which Teck Cominco will be entitled to be sales agent for Northern Crown's share of all products produced from the Property.

19 Payment of Costs

19.1 The Operator may invoice each party which has elected to contribute for exploration or mine construction Costs incurred or to cash call reasonably in advance of requirements. If a party does not pay the amount invoiced within 30 days, the Operator may demand payment. If payment is not made within 30 days of demand the other party may elect to advance the amount of the defaulted payment and the defaulting party will have 60 days to pay the party that advances the funds two times the default payment or it will be deemed to have forfeited all its rights to the Earnable Interest with respect to a default on exploration Costs and to the Property Interest with respect to a default on mine construction Costs.

20 Right of First Offer

20.1 A party wishes to dispose of any interest or rights under this Agreement will, by notice, first offer to sell it to the other party for a price and on terms which the disposing party establishes. If the other party does not accept the offer within 90 days the disposing party shall then have 180 days to dispose of its interest to a third party for the same or greater price and on the same terms or terms no more favourable to the third party, provided that the incoming party delivers, in a form acceptable to the other parties, a document whereby it agrees to be bound by, and comply with, the terms of this Agreement. The right of first offer shall not apply to transfers to affiliated corporations, as affiliate is defined in the Canada Business Corporations Act.

21 General

21.1 A party shall be entitled to surrender its interest under this Agreement or to the Property to the other parties on notice to them. A surrender of such interest shall not release a party from liabilities accrued prior to the effective surrender date.

21.2 No party shall institute any proceedings to partition the Property.

21.3 The JV shall continue so long as at least two parties have a Property Interest.

TERMS APPLICABLE TO BOTH THE OPTION AND JOINT VENTURE

The following terms apply to both the option and JV phases:

22 Area of Interest

22.1 Both during the term of the Option and subsequently, there shall be an area of interest which will comprise those lands included within the outermost boundary of the Property and within ◆ km of the outermost boundary of the Property as set out in Schedule A. If either party stakes or acquires any surface or water rights or mineral Property within the area of interest, it will offer to have those rights or property included in this Agreement. The other party shall have 30 days to elect whether to accept that offer and, where appropriate, pay its share of the costs of acquisition; failing which election and payment, the acquiring party may retain the rights or property so acquired free of the terms of this Agreement. This Agreement shall not restrict the rights of either party to acquire mineral rights or other property outside the area of interest.

23 Restrictions On Alienation

23.1 Except in accordance with this Agreement no party shall transfer, sell, dispose or encumber its interest in the Property.

23.2 If Northern Crown has earned the Earnable Interest, a party wishing to dispose of any interest or rights under this Agreement will, by notice, first offer to sell it to the other party for a price (in work commitments and/or cash) and on terms which the disposing party establishes. If the other party does not accept the offer within 90 days the disposing party shall then have 180 days to dispose of its interest to a third party for the same or greater price and on the same terms or terms no more favourable to the third party, provided that the incoming party delivers, in a form acceptable to the other parties, a document whereby it agrees to be bound by, and comply with, the terms of this Agreement.

23.3 During the term of the Option, if Northern Crown receives an offer to purchase its interest or rights under this Agreement which it intends to accept, Northern Crown shall not accept the same unless and until Northern Crown has first offered to sell such interest or rights to Teck Cominco on the same terms and conditions as in the offer received. If Teck Cominco does not accept the offer within 90 days Northern Crown shall then have 180 days to complete the sale, to the third party originally making the offer, on the terms and conditions set out in the offer, provided that the incoming party delivers, in a form acceptable to Teck Cominco, a document whereby it agrees to be bound by, and comply with, the terms of this Agreement.

23.4 The right of first offer shall not apply to transfers to affiliated corporations, as affiliate is defined in the Canada Business Corporations Act, provided that the incoming party delivers, in a form acceptable to the other parties, a document whereby it agrees to be bound by, and comply with, the terms of this Agreement.

24 No Partnership

24.1 The rights and obligations of the parties shall be several and the parties shall hold interest in the Property as tenants in common. No party shall institute any proceedings to partition the Property. Nothing contained in the Agreement shall be construed as creating a partnership or in imposing any fiduciary duty on any party.

25 Tax Benefits

25.1 Costs and Expenditures incurred during the Option or under the JV shall be for the account of the party incurring the same and it shall be entitled to all tax benefits with respect thereto.

26 Force Majeure

26.1 A party shall be entitled to claim force majeure if it is delayed or prevented from performing any obligation by reason of any cause, excluding lack of finances, beyond its reasonable control.

27 Press Releases

27.1 A party proposing a press release relating to the Property shall provide a copy to the other party for its information prior to release.

28 Confidentiality

28.1 Each party agrees that all information obtained hereunder shall be the exclusive property of the parties and shall not be publicly disclosed or used other than for the activities contemplated hereunder, except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or in connection with the filing of an annual information form, prospectus or similar document, or with the written consent of the other parties, such consent not to be unreasonably withheld, provided that the provisions of this section do not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

29 Further Assurances

29.1 Each of the parties shall do all such further acts and execute and deliver such further deeds and documents as shall be reasonably required in order fully to perform the terms of this Agreement.

30 Entire Agreement

30.1 This is the entire agreement between the parties relating to the Property and supersedes all previous negotiations and communications related to the terms set out in this letter.

31 Termination

31.1 This Agreement shall terminate upon the occurrence of the earliest of:

(a) liquidation of the Property following the written agreement by the parties to terminate;

(b) a termination pursuant to paragraphs 2 or 19; or

(c) except with respect to its net profits royalty, the conversion of a party's entire Property Interest to a net profits royalty pursuant to paragraphs 12 or 15.

32 Captions

32.1 The captions in this Agreement have been provided for ease of reference and shall be disregarded in interpreting this Agreement.

33 Governing Law

33.1 The Agreement shall be governed by the laws of British Columbia.

If the terms set out above are satisfactory please sign the two copies of this Agreement and return one copy to Teck Cominco. Upon receipt of the signed copy, this Agreement shall become a binding and enforceable agreement which will continue in effect until such time as it is replaced by a more formal and comprehensive agreement prepared by Teck Cominco.

Yours truly,

TECK COMINCO LIMITED

By: ______________________

[Title:]

By: ______________________

[Title:]

AGREED:

NORTHERN CROWN MINES LTD.

By: ______________________

[Title:]

Schedule A – The Property

This is Schedule A

to the Memorandum of Understanding between

NORTHERN CROWN MINES LTD. and **TECK COMINCO LIMITED**

dated ◆

Schedule B - NET PROFITS ROYALTY

This is Schedule B

to the Memorandum of Understanding between

NORTHERN CROWN MINES LTD. and **TECK COMINCO LIMITED**

dated ◆

This is Schedule B

to the Memorandum of Understanding between

NORTHERN CROWN MINES LTD. and TECK COMINCO LIMITED

dated November ____, 2001

NET PROFITS ROYALTY

1. *OBLIGATION*

1.01 If the Royaltyholder becomes entitled to a royalty pursuant to the Agreement, the Royaltypayor shall calculate, as at the end of each calendar quarter subsequent to the Completion Date, the Net Profits.

1.02 Subsequent to the Completion Date, the Royaltypayor shall within 60 days of the end of each calendar quarter:

(a) deliver to the Royaltyholder a statement indicating:

(i) the Gross Receipts during the calendar quarter;

(ii) the deductions therefrom made in the order itemized in subsection 2.01 of this Schedule B;

(iii) the amount of Net Profits remaining, if any; and

(iv) the amount of those Net Profits, if any, to which the Royaltyholder is entitled; and

(b) pay or cause to be paid to the Royaltyholder that percentage of the Net Profits, if any, to which the Royaltyholder is entitled under the Agreement.

1.03 Nothing contained in the Agreement or this Schedule B shall be construed as conferring on the Royaltyholder any right to or interest in any Property or assets except the right to receive royalty payments from the Royaltypayor as and when due.

2. *NET PROFITS DEFINED*

2.01 "Net Profits" means the Gross Receipts minus deductions therefrom, to the extent of but not exceeding the amount of those Gross Receipts, of the then net unrecovered amounts of the following classes of Costs made in the following itemized order:

(a) Marketing Costs;

(b) Distribution Costs;

(c) Operating Costs;

(d) Taxes and Royalties;

(e) Interest Costs;

(f) Capital Costs; and

(g) Exploration Costs.

2.02 For greater certainty, in calculating Net Profits:

(a) at any time each of the classes of Costs shall constitute a separate pool from which all Costs deducted on any previous quarterly calculation shall be removed and to which Costs of those classes recorded since the date of the Agreement (in the case of the first quarterly calculation) or since the date of the last quarterly calculation (in the case of any calculation subsequent to the first quarterly calculation) shall be added; and

(b) will be calculated on a cash basis and the Capital Costs will not be amortized or depreciated.

2.03 If the application of credits to a pool of Costs results in a negative balance in that pool of Costs, the amount of any negative balance from a Cost pool shall be applied to reduce the balances then remaining in pools itemized in subsection 2.01 of this Schedule B in the order itemized.

3. ***DEFINITIONS***

3.01 In addition to the definitions provided in the Agreement and without limiting the generality thereof:

(a) "Completion Date" means the date on which the Royaltypayor determines that the project of preparing and equipping a Mine for commercial production is complete;

(b) "Costs" means all items of outlay and expense whatsoever, both direct and indirect, with respect to the Property or any Mine recorded by the Royaltypayor in accordance with its accounting practices applicable from time to time and, without limiting generality, more particularly:

(i) "Capital Costs" means

(A) all Costs of preparing and equipping a Mine for commercial production which are recorded by the Royaltypayor from and including the Production Decision Date to and including the Completion Date, and all Costs of obtaining financing and providing security; and

(B) a charge of two percent of the Capital Costs referred to in paragraph (A) in return for its overhead functions which are not charged directly;

(ii) "Distribution Costs" means all Costs of

(A) transporting ore or concentrates from a Mine or a concentrating plant to a smelter or other place of delivery designated by the purchaser and, in the case of concentrates tolled, of transporting the metal from a smelter to the place of delivery designated by the purchaser;

(B) handling, warehousing and insuring the concentrates and metal; and

(C) in the case of concentrates tolled, of smelting and refining, including any penalties thereon or in connection therewith;

(iii) "Exploration Costs" means:

(A) all Costs of Mining Operations recorded by the Royaltypayor in the three years prior to the Production Decision Date; and

(B) a charge which shall not aggregate more than 10 percent of the Exploration Costs referred to in paragraph (A) in return for its overhead functions which are not charged directly;

(iv) "Interest Costs" means interest computed quarterly and not in advance and being the aggregate of the interest determined for each month in the quarter as follows:

(A) the average of the opening and closing monthly outstanding balances for each month of the net unrecovered amounts of all Costs in the classes enumerated in subsection 2.01 of this Schedule B;

multiplied by,

(B) the Prime Rate plus two percent;

multiplied by,

(C) the number of days in the month;

divided by,

(D) the number of days in the Year;

(v) "Marketing Costs" means such reasonable charge for marketing of ores and concentrates sold or of concentrates tolled as is consistent with generally accepted industry marketing practices;

(vi) "Operating Costs" means:

(A) all Costs of Mining Operations recorded by the Royaltypayor subsequent to the Completion Date, including, without limiting generality, an amount to be established by the Royaltypayor in good faith as representing the cost of rehabilitation which will have to be spent after commercial production has terminated, it being agreed that the Royaltypayor may charge a portion of that cost to the royalty account over a reasonable period of time commencing no sooner than five years prior to the anticipated termination of commercial production; and

(B) a charge of 2.5 percent of the Operating Costs referred to in paragraph (A) in return for its overhead functions which are not charged directly;

(vii) "Taxes and Royalties" means all taxes (other than income taxes), royalties or other charges or imposts provided for pursuant to any law or legal obligation imposed by any government if paid by the Royaltypayor.

(c) "Gross Receipts" means the aggregate of all receipts, recoveries or amounts received by or credited to the Royaltypayor in connection with this Agreement including, without limiting the generality of the foregoing:

(i) the receipts from the sale of the Royaltypayor's proportionate share of the concentrates derived from the Minerals produced from the Mine together with interest on those receipts calculated as follows:

(A) the aggregate of the cumulative daily receipts for each day of the quarter;

divided by,

(B) the number of days in the quarter;

multiplied by,

(C) the Prime Rate;

multiplied by,

(D) the number of days in the quarter;

divided by,

(E) the number of days in the Year;

(ii) all proceeds received from the sale of the Property or assets subsequent to the Operative Date;

(iii) all insurance recoveries (including amounts received to settle claims) in respect of loss of, or damage to any portion of the Property or assets subsequent to the Operative Date;

(iv) all amounts received as compensation for the expropriation or forcible taking of any portion of the Property or assets subsequent to the Operative Date;

(v) the fair market value, at the Property, of those assets, if any, that are transferred from the Property for use by the Royaltypayor elsewhere subsequent to the Completion Date; and

(vi) the amount of any negative balance remaining after the reallocation of negative balances pursuant to subsection 2.03 of this Schedule B; to the extent that those receipts, recoveries or amounts have not been applied by the

Royaltypayor as a recovery of any of the classes of Costs itemized in subsection 2.01 of this Schedule B.

(d) "Mine" means the workings established and assets acquired in order to bring the Property or a portion thereof into commercial production, including, without limiting generality, development headings, plant and concentrator installations and all infrastructure, plant, housing, airport, roads and other facilities.

(e) "Mining Operations" means every kind of work done by the Royaltypayor on or in respect of the Property in contemplation or as a consequence of the Agreement including, without limiting generality, investigating, prospecting, exploring, developing, property maintenance, preparing reports, estimates and studies, designing, equipping, improving, surveying, construction and mining, milling, concentrating, rehabilitation, reclamation, and environmental protection.

(f) "Operative Date" means the date of the Agreement.

(g) "Prime Rate" means the weighted average of the rates of interest for the period of calculation as stated by the Bank of Montreal, Main Office, Vancouver, British Columbia, as being charged by it on Canadian Dollar demand loans to its most creditworthy domestic commercial customers.

(h) "Production Decision Date" means the date on which a decision is made by the Royaltypayor to establish and operate a Mine on the Property.

4. *ADJUSTMENTS AND VERIFICATION*

4.01 Payment of any Net Profits by the Royaltypayor shall not prejudice the right of the Royaltypayor to protest the correctness of the statement supporting the payment; provided, however, that all statements presented to the Royaltyholder by the Royaltypayor for any quarter shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the quarter to which the statement relates, unless within that 12 month period that the Royaltypayor gives notice to the Royaltyholder making claim on the Royaltyholder for an adjustment to the statement which will be reflected in subsequent payment of Net Profits.

4.02 The Royaltypayor shall not adjust any statement in favour of itself after the expiration of 12 months following the end of the quarter to which the statement relates.

4.03 The Royaltyholder shall be entitled upon notice to the Royaltypayor to request from the Royaltypayor that the auditors of the Royaltypayor provide the Royaltyholder with their opinion that any statement delivered pursuant to subsection 1.02 of this Schedule B in respect of any quarterly period falling with the 12 month period immediately preceding the date of the Royaltyholder's notice has been prepared in accordance with this Agreement.

4.04 The time required for giving the audit opinion contemplated in subsection 4.03 of this Schedule B shall not extend the time for the taking of exception to and making claim on the Royaltyholder for adjustment as provided in subsection 4.01 of this Schedule B.

4.05 The cost of the auditors opinion referred to in subsection 4.03 of this Schedule B shall be solely for the account of the Royaltyholder.

Remittance Advice
TECK COMINCO LIMITED

Cheque No.	Date	Amount
100913	December 04, 2001	$117,000.00

Reference	Invoice No.	Date	Amount
PRIVATE PLACEMENT FOR 390,000 UNITS			$0.00
OF NORTHERN CROWN MINES LTD AS			$0.00
PER AGREEMENT DATED DECEMBER 04, 2001 BETWEEN			$0.00
NORTHERN CROWN MINES LTD AND			$0.00
TECK COMINCO LTD			$117,000.00
			$117,000.00

Memo:
Vendor No:

DETACH BEFORE DEPOSITING

TECK COMINCO LIMITED
SUITE 600, 200 BURRARD STREET
VANCOUVER, BC V6C 3L9
TELEPHONE: (604) 687-1117

BANK OF MONTREAL
FIRST BANK TOWER
595 BURRARD STREET
VANCOUVER, B.C. V7X 1L7

GENERAL ACCOUNT

Cheque No.
100913
December 04, 2001

Cheque Amount
$117,000.00

PAY EXACTLY $117,000 00 CTS
ONE ONE SEVEN ZERO ZERO ZERO

to the order of

PAGE FRASER AND ASSOCIATES IN TRUST
1700 - 1185 WEST GEORGIA STREET
VANCOUVER, BC V6E 4E6

TECK COMINCO LIMITED

PER ____________

PER ____________

⑈100913⑈ ⑆00040⑉001⑆ 0003⑉441⑈

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991

December 4, 2001

Mr. Alex Christopher
Teck Cominco Limited
600 - 200 Burrard Street
Vancouver, BC V6C 3L9

Dear Alex:

Re: Funding and Participation Agreement dated December 4, 2001, between Northern Crown Mines Ltd. and Teck Cominco Limited (the "Agreement")

Further to my prior advice, notice is hereby given pursuant to paragraph 17.1(a) of Agreement, that the Board of Directors of Northern Crown Mines Ltd. has approved the Agreement.

Regards,
NORTHERN CROWN MINES LTD.

Wayne J. Roberts
Director

cc: Karen Dunfee, Teck Cominco Limited
cc: Jeannine Webb, Northern Crown Mines Ltd.